UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.

Petsec Energy Ltd
ACN 000 602 700
Appendix 4E &
Consolidated Financial Statements
For the period ended 31 December 2006
(Current period: Twelve months ended 31 December 2006; previous corresponding period: Twelve months ended 31 December 2005)
Results for announcement to the market – Presented in US dollars
Petsec Energy achieved continued growth in production, revenue and EBITDAX for the year ended 31 December 2006 and increased estimated oil & gas reserves by over 55%.
Highlights for the year
•	55% increase in oil and gas reserves to 59.7 billion cubic feet equivalent (“Bcfe”) following successful exploration in the Gulf of Mexico, USA and Beibu Gulf, China.

•	30% increase in net revenues after royalties to US$59.2 million from net production of 8.2 Bcfe at an average price received of US$7.24 per thousand cubic feet of gas equivalent (“Mcfe”).

•	EBITDAX [1] up 34% to US$45.3 million, representing a healthy cash operating profit margin of US$5.54 per Mcfe.

•	US$44.4 million net operating cashflow generated supporting net cash invested in exploration and production development activities of US$71.3 million.

•	Cash at balance date of US$26.5 million with a further US$9 million added from Shareholder Share Purchase Plan proceeds in January 2007.

•	36% increase in earnings before exploration write-offs and income tax to US$24.7 million (2005: US$18.1 million). The exploration write-offs and provisions of US$16.7 million comprised of a US$11.5 million write-off of the unsuccessful well at Vermilion 257, a US$3.5 million provision to cover removal and disposal of the jacket installed at Vermilion 257 and a US$1.7 million provision against the remaining carrying value of West Cameron 343/352 as it nears the end of its life.

	Year	Year	Increase/
	Ended	Ended	(decrease)
Table	Dec 2006	Dec 2005%

Net production (MMcfe)	8,171	6,454	26.6%
Average net sales price/Mcfe (US$)	7.24	7.04	2.8%

Results in US$
Net revenues after royalties (US$m)	59.2	45.5	30.1%

EBITDAX [1] (US$m)	45.3	33.7	34.4%
Depreciation, depletion, amortisation (incl. rehabilitation)	(20.9)	(15.6)
Exploration expense	(0.2)	(0.3)
Exploration write-offs and provisions	(16.7)	(8.5)
Net financial income	0.5	0.3

Net profit before tax (US$m)	8.0	9.6	(16.7%)
Income tax expense	(2.9)	(0.1)

Net profit after tax (US$m)	5.1	9.5	(46.3%)

USD/AUD average exchange rate	0.7551	0.7614	(0.8%)

Results in A$ (Supplemental information at average exchange rates)
Net revenues after royalties (A$m)	78.4	59.8	31.1%

EBITDAX [1] (A$m)	60.0	44.3	35.4%
Depreciation, depletion, amortisation (incl. rehabilitation)	(27.7)	(20.5)
Exploration expense	(0.3)	(0.4)

	Year	Year	Increase/
	Ended	Ended	(decrease)
Table	Dec 2006	Dec 2005%

Exploration write-offs and provisions	(22.1)	(11.2)
Net financial income	0.7	0.4

Net profit before tax (A$m)	10.6	12.6	(15.9%)
Income tax expense	(3.8)	(0.1)

Net profit after tax (A$m)	6.8	12.5	(45.6%)

1	Earnings before interest (financial income and expense), income tax, depreciation, depletion, amortisation, rehabilitation, and exploration (including dry hole, impairment & abandonment expense).

Commentary on results for announcement
General
The Appendix 4E results for announcement and the accompanying consolidated final financial statements are presented in United States dollars.

	Year	Year	Increase/
	Ended	ended	(decrease)
Table	Dec 2006	Dec 2005%

Net Production (MMcfe) [1]	8,171	6,454	26.6%

Unit revenue/cost analysis per Mcfe (US$)
Average net sales price/Mcfe (US$) [2]	7.24	7.04	2.8%
Other revenue/Mcfe (US$)	0.03	0.19	(84.2%)
Lease operating expense (incl. production taxes)/Mcfe (US$) [3]	0.75	0.38	97.4%
Geological, geophysical and administrative expenses/Mcfe (US$) [4]	0.98	0.91	7.7%
EBITDAX/Mcfe (US$) [5]	5.54	5.94	(6.7%)

Depreciation, depletion, amortisation (incl. rehabilitation)/Mcfe (US$) [6]	2.56	2.43	5.3%

1	Net production

Net production for the current period of 8,171 MMcfe was 26.6% higher than that of the previous corresponding period (6,454 MMcfe), reflecting the commencement of production from six wells at the Main Pass 19 field during the first half of the year.

2	Revenues & gas prices

Net revenues after royalties of US$59.2 million for the current period were 30.1% higher than for the previous corresponding period (US$45.5 million) due to higher production and average gas prices received.

Realised sales prices averaged US$7.24/Mcfe representing an increase of 2.8% on the previous corresponding period price of US$7.04/Mcfe (excludes the impact of US$4.6 million in respect of derivative losses on ineffective forward hedge contracts in 2005). The current Henry Hub spot price is approximately [US$7.55/Mcf] and the NYMEX 12-month Henry Hub futures strip price is trading at approximately [US$8.36/Mcf].

3	Lease operating expenses

Lease operating expenses were significantly higher than the previous corresponding period primarily due to increases in operating insurance and lifting costs. These increases are in line with general industry experience in the wake of Hurricanes Katrina & Rita in 2005. Costs are expected to moderate in 2007.

4	Geological, geophysical and administrative expenses (GG&A)

GG&A costs increased by 7.7% largely due to higher employee-related costs following the addition of a number of technical staff during the year and the opening of a new business development office in Houston, USA.

5	EBITDAX

Operating profitability as measured by the EBITDAX margin remained healthy at US$5.54/Mcfe (versus US$5.94 in 2005).

6	Depreciation, depletion, amortisation (DD&A)

DD&A was 5.3% higher than the previous corresponding period. The increase being attributable to the commencement of production from the Main Pass 19 lease and higher development costs, due in large part to the hurricane-related delays in installing the Main Pass 19 platform and increases in drilling and services costs.

Profit
Profit before tax for the current period was US$8.0 million and profit after tax was US$5.1 million. In spite of the strong increase in cash operating margin, these figures represented a decrease from the US$9.6 million pre-tax and US$9.5 million post-tax profit, respectively, in the previous corresponding period due to dry hole and impairment costs. The exploration write-offs and provisions of US$16.5 million comprised of a US$11.5 million write-off of the unsuccessful well at Vermilion 257, a US$3.5 million, provision to cover removal and disposal of the jacket installed at Vermilion 257 and a US$1.7 million provision against the remaining carrying value of West Cameron 343/352 as it nears the end of its life.
Income tax expense in the current period was US$2.9 million (previous corresponding period: nil); however due to utilisation of carry forward U.S. tax losses, actual tax paid during the current period was only US$0.2 million. In the previous corresponding period, the consolidated entity recognised US$3.2 million in respect of carry forward U.S. tax losses previously not brought to account which entirely offset the tax provision for that year, hence the nil tax expense for that period.
Dividend
Petsec does not propose the payment of a dividend in respect of the year ended 31 December 2006.
Cash flow
Net operating cash flow of US$44.4 million is up 19.8% on 2005, reflecting the increase in production.
Capital expenditures
In 2006, US$71.3 million was invested in exploration, evaluation and development expenditure as follows:
•	Main Pass 19 platform installation,and commencement of production from three wells.

•	A further four successful wells on the Main Pass 19/18 leases. The three additional Main Pass 19 wells commenced production in May 2006. Production from the Main Pass 18 well is subject to negotiation of access to the jointly owned Main Pass 19 platform.

•	Four leases acquired at the March 2006 MMS lease sale; Main Pass 7, Main Pass 91, Vermilion 41 and Vermilion 148 (100% working interest; 83.33% net revenue interest).

•	A successful exploration well and two appraisal sidetrack wells drilled in China in May 2006 which resulted in the discovery of the Wei 6-12 South oil field. Reservoir modelling indicates that the most likely oil in place for the 6-12/6-12 South fields is 56 to 78 million barrels of oil, with recoverable oil from 19 to 27 million barrels of oil. This represents 4.75 to 6.75 million barrels of oil net to Petsec or 2.33 to 3.31 million barrels should China National Offshore Oil Company (CNOOC) back in for 51%. A feasibility study was completed resulting in the field being declared commercial and the joint venture progressing toward development. An Overall Development Plan and final investment decision is expected in the second and third quarters of 2007 respectively.

•	Evaluation of the 3D seismic survey acquired by the Company over the Moonshine Project, St James Parish, onshore Louisiana. A significant number of prospects were generated, some of which will be tested in a six to nine well drilling programme expected to commence in the first quarter of 2007.

•	Refurbishment and installation of a platform jacket at Vermilion 257.

•	The Vermilion 257 well which was found not to contain commercial hydrocarbons.

•	Acquisition of interests in a further 33 lease blocks in the Outer Central Shelf of the Gulf of Mexico, USA, with a new joint venture formed for the exploration of these properties. The Company now holds interests in 51 leases in the Gulf with prospects generated by 3D seismic of over 290 billion cubic feet of gas and 30 million barrels of oil.

•	Participation in the drilling of four successful wells on four of the newly acquired leases at Mobile Bay in the Gulf of Mexico. The wells have been completed for production and are expected to be brought into production in the second and third quarters of 2007.
Cash on hand
Cash on hand at the end of the period was US$26.5 million.

Estimated Reserves (Net revenue interest)

	Ryder Scott Company			Petsec
Oil ‘000 bbls/Gas Bcf	Proved and Probable [1]			Estimated Recoverable
Gas Equivalent Bcfe	Oil	Gas	Gas	Oil	Gas	Gas
			Equivalent			Equivalent

USA
Reserves at 1 January 2006	308	27.5	29.3	324	29.0	31.0
Net additions in 2006	8	15.0	15.1	5	23.2	23.3
Revisions in 2006	(112)	(6.2)	(6.8)	(265)	(6.3)	(7.9)
Production in 2006	(10)	(8.1)	(8.2)	(10)	(8.1)	(8.2)

USA Reserves at 31 December 2006	194	28.2	29.4	54	37.8	38.2

China

Reserves at 1 January 2006 [2]				1,250	—	7.5

Net additions in 2006 [3]				2,328 – 3,308	—	14.0 – 19.8

China Reserves at 31 December 2006				3,578 – 4 ,558	—	21.5 – 27.3

Total Reserves at 31 December 2006				3,632 – 4,612	37.8	59.7 – 65.5

Percentage increase on 2005						55 – 70%

1	million bbls is the equivalent of 6 Bcfe
USA
1.	Estimated by Ryder Scott Company independent petroleum engineers.
China – Petsec estimates for a 12.25% net revenue interest after CNOOC back-in.
2.	12-8 West oil field – 1.25 million bbls recoverable i.e. equivalent to 7.5 Bcfe.

3.	6-12/6-12 South fields – Estimated recoverable oil of 19 – 27 million barrels (operator ROC Oil stated estimates 30/1/07) which is 2.33 – 3.31 million barrels net to Petsec (assuming 12.25% interest should CNOOC back-in).
Prospect inventory
The Company has a net mapped prospect reserve inventory in the USA Gulf of Mexico and Moonshine project in excess of 290 billion cubic feet of gas and 30 million barrels of oil. In China, the Company has a net mapped prospect inventory of 5 – 8 million barrels of oil.

Petsec Energy Ltd and its Controlled Entities
Directors’ Report and Full Financial Report
For the period ended 31 December 2006

Contents	Page

Directors’ Report	10
Full Financial Report	28
The Secretary
Petsec Energy Ltd
PO Box R204
Royal Exchange NSW 1225
61 (2) 9247 4605
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report
For the year ended 31 December 2006
The directors present their report together with the Financial Report of Petsec Energy Ltd (“the Company”) and of the consolidated entity, being the Company and its subsidiaries, for the financial year ended 31 December 2006 and the auditor’s report thereon.
1. Directors
The names and particulars of the qualifications and experience of each director during or since the end of the financial year are:
Terrence N Fern
Chairman and Managing Director
Member of the Audit Committee and the Nomination and Remuneration Committee
Age: 59
Mr Fern has been a director since 1987 and has over 30 years of extensive international experience in petroleum and minerals exploration, development and financing. He holds a Bachelor of Science degree from the University of Sydney and has followed careers in both exploration geophysics and natural resource investment. Mr Fern is also a director of Oceana Gold Limited.
David A Mortimer AO
Non-executive Director
Chairman of the Audit Committee and the Nomination and Remuneration Committee
Age: 61
Mr Mortimer was appointed to the board in 1985 and has over 35 years of corporate finance experience. He was a senior executive of TNT Limited Group from 1973, serving as Finance Director and then as Chief Executive Officer until his resignation in October 1997. He is a director of Leighton Holdings Limited, Adsteam Marine Limited, Macquarie Infrastructure Investment Management Ltd, Sigma Pharmaceuticals Limited and is Chairman of Australia Post. Mr Mortimer holds a Bachelor of Economics degree from the University of Sydney.
Peter E Power
Non-executive Director
Member of the Audit Committee and the Nomination and Remuneration Committee
Age: 73
Dr Power joined the board in July 1999 and has over 45 years of experience in petroleum exploration worldwide. Dr Power has a Bachelor of Science degree from the University of Sydney and gained his doctorate at the University of Colorado, USA. He is Chairman of Elk Petroleum Limited and Metgasco Limited and has served as Chairman of the Australian Petroleum Production and Exploration Association and President of the Australian Geoscience Council. Dr Power was Managing Director of Ampolex Limited from 1987 to 1996.
2. Company secretary
Craig H Jones
B Bus, FCPA, FCIS, ASIA
Company Secretary and General Manager – Corporate
Age: 47
Mr Jones has over 20 years corporate finance experience in listed companies in the resources and healthcare industries. Mr Jones has served as Chief Financial Officer and Company Secretary for Sedimentary Holdings Limited, ICS Global Limited, and Alpha Healthcare Limited and as General Manager, Treasury and Corporate Services with MIA Group Limited.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
3. Directors’ meetings
The Board has a formally constituted Audit Committee and a Nomination and Remuneration Committee, of which each director is a member. Both committees are chaired by a non-executive director. The number of directors’ meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

				Nomination &
	Regular	Additional	Audit	Remuneration
	Board	Board	Committee	Committee
	Meetings	Meetings	Meetings	Meetings

Total number held during the year	11	—	3	1

T N Fern	10	—	2	1
D A Mortimer	11	—	3	1
P E Power	11	—	3	1
4. Remuneration report
The Remuneration Report is set out on pages 13 to 22 and forms part of the Directors’ Report for the financial year ended 31 December 2006.
5. Principal activities
The principal activities of the consolidated entity during the course of the financial year were oil and gas exploration and production in the shallow waters of the Gulf of Mexico and onshore Louisiana Gulf Coast region of the USA, and oil exploration in the shallow waters of the Beibu Gulf off the south coast of China.
6. Financial and operating review
Financial
Highlights
Net revenues after royalties rose by 30.1% on the previous year to US$59.2 million (2005: US$45.5 million), the increase attributable to a 26.6% increase in production for the year to 8,171 million cubic feet of gas equivalent together with a 2.8% increase in the average gas price received in 2006 of US$7.24 /Mcfe (2005: US$7.04/Mcfe).
Depreciation, depletion, amortisation and rehabilitation increased to US$20.9 million (2005: US$15.6 million), reflecting higher production for the year.
With increased revenues and maintenance of a healthy cash operating margin of US$5.54/Mcfe (2005: US$5.94/Mcfe), earnings before interest, income tax, DD&A and exploration expenses (“EBITDAX”) grew to US$45.3 million representing a 34.4% increase on the prior year (2005: US$33.7 million).
Dry hole and impairment expenses of US$16.7 million (2005: US$8.5 million) comprised the write-off of the unsuccessful well at Vermilion 257, provision to cover removal and disposal of the Vermilion 257 jacket and full provision against the remaining carrying value of the West Cameron 343/352 fields as they near the end of their life.
Net profit before tax of US$8.0 million (2005: US$9.6 million), and profit after tax of US$5.1 million (2005: US$9.5 million) were respectively 16.7% and 46.3% lower than the previous year following the higher level of provisioning and write-offs.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
Financial Position
During the year the Company undertook total exploration, evaluation and development expenditure of US$71.3 million, which was funded by net cash from operating activities of US$44.4 million with the balance from cash reserves which included the net proceeds of a share placement of US$21.8 million in March 2006.
The Company’s year-end cash balance was US$26.5 million (2005: US$10.1 million), which included the net proceeds of a share placement of US$21.4 million completed during December.
Current Assets at balance date were US$40.0 million up from US$25.0 million in the previous year, with Current Liabilities at balance date of US$13.9 million down from US$31.5 million in the previous year.
Operations
During the year, the Company increased its oil and gas reserves by 55% to 59.7 Bcfe (2005: 38.5 Bcfe). The reserves increase resulted from 9 successful exploration wells out of 10 drilled by the Company in 2006. This will be followed in the current year by a significantly larger exploration programme of 14 – 20 wells, which will expose the Company to in excess of 60 Bcfe of net reserve potential.
Gulf of Mexico, USA
Petsec Energy achieved net production of 8.1 billion cubic feet (Bcf) of gas and 10,236 barrels of oil in the year from the Company’s 56.25% to 100% working interest (46.13% to 82.33% net revenue interest) in the West Cameron 343/352 leases, 100% working interest (83.33% net revenue interest) in Vermilion 258 and adjoining leases, 55% working interest (45.83% net revenue interest) in Main Pass 19 and 7% overriding royalty interest in the Ship Shoal 189/191 leases.
In the first quarter 2006, the Company installed the Main Pass 19 platform and drilled a further four successful wells on the Main Pass 19/18 leases. The three wells on Main Pass 19 were brought into production in May 2006. Production from the Main Pass 18 well is subject to negotiation of access to the jointly owned Main Pass 19 platform.
Four new leases were acquired at the March 2006 MMS lease sale; Main Pass 7, Main Pass 91, Vermilion 41 and Vermilion 148.
During the year the Company evaluated its 3D seismic survey for the Moonshine Project, St James Parish onshore Louisiana. A number of prospects were generated and a 6 – 9 well drilling programme has been planned for 2007, starting in the first quarter of 2007 to test some of these prospects.
In June 2006, a well on the Vermilion 257 lease was drilled and was found not to contain commercial hydrocarbons. The total cost of the well was expensed in the period and also a provision was made against the carrying value and for the potential removal of the jacket installed at Vermilion 257.
During the September quarter, the Company acquired interests in a further 33 lease blocks in the Outer Central Shelf of the Gulf of Mexico, USA, and formed a new joint venture for the exploration of these properties. The Company now holds interests in 51 leases in the Gulf with prospects generated by 3D seismic of over 290 Bcf of gas and 30 million barrels of oil.
In the December quarter, the Company participated in the drilling of four successful wells on four of the newly acquired leases at Mobile Bay in the Gulf of Mexico. The wells have since been completed for production and are expected to be brought into production in the second and third quarters of 2007.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
Beibu Gulf, China
Beibu Gulf Block 22/12 is located approximately 60 kilometres off the southern coast of China, northwest of Hainan Island, in shallow waters of 25-40 metres deep.
During the 2006 year, the joint venture made a significant oil discovery at Wei 6-12 South which was subsequently production tested and appraised by two sidetrack wells. The well intersected 270 feet of net oil pay and was production tested at 5,750 barrels per day of good quality crude oil.
The three wells provided sufficient data for the completion of a feasibility study. The joint venture completed the study in late January 2007 and announced the Wei 6-12 (discovered in 2002) and 6-12 South discoveries to be commercial and the intention to proceed towards commercial development.
The estimated oil-in-place for the Wei 6-12/Wei 6-12 South oilfields ranges from 56 to 78 million barrels of oil, and recoverable oil from 19 to 27 million barrels of oil which represents 4.75 to 6.75 million barrels of oil to Petsec or 2.33 – 3.31 million barrels should China National Offshore Oil Company (CNOOC) back in for a 51% interest in the development. This excludes two adjacent and low risk prospects which could add a further 10 million barrels of oil for a total recovery of 29-37 million barrels of oil in the 6-12/6-12 South structure, representing 7.25 to 9.25 million barrels to Petsec or 3.55 to 4.55 million barrels should CNOOC back in for 51%.
Objectives, Strategy and Future Performance
It is the Company’s objective to increase shareholder value through successful oil and gas exploration, development, production and through acquisitions. The Company intends to develop and produce its current reserves and explore its significant prospect inventory in the Gulf of Mexico, onshore Louisiana and in the Beibu Gulf in China.
The Company expects to drill 14 – 20 wells this year compared to 10 in 2006, which will expose the Company to in excess of 60 Bcfe of net reserve potential.
7. Dividends
Directors do not recommend the payment of a dividend for the financial year ended 31 December 2006. No dividends were paid during the financial year.
8. Significant changes in state of affairs
There were no significant changes to the state of affairs of Petsec during the financial year, other than those detailed in the “Financial and operations review” section of this report.
9. Significant events
As at the date of this report, the directors are not aware of any other matter or circumstance not otherwise dealt with in this report or the consolidated financial statements that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
10. Environmental regulation
The Company’s oil and gas exploration and production activities are subject to significant environmental regulation under U.S. Federal and State legislation and laws and decrees of the People’s Republic of China.
The Company is committed to achieving a high standard of environmental performance and compliance with all lease conditions. Directors are not aware of any breach of environmental compliance requirements relating to the Company’s activities during the year.
11. Events subsequent to balance date
On 30 January 2007, the Company announced it had raised A$12 million by the issue of 5 million shares at A$2.40 per share under its Shareholder Share Purchase Plan.
Other than the matter discussed above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the group, the results of those operations or the state of affairs of the group, in future financial years.
12. Likely developments
The Company anticipates that the four gas discoveries at Mobile Bay will be brought into production in the second and third quarters of 2007 and plans to participate in 14 – 20 wells during the 2007 year subject to rig availability and other commercial considerations.
Information as to other likely developments has not been included in this report because in the opinion of directors it would unreasonably prejudice the interests of the consolidated entity.
13. Directors’ interests
The relevant interest of each director in the shares or options over such instruments issued by the Company, as notified by the directors to the Australian Securities Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report is as follows:

		Options over
Director	Ordinary Shares	Ordinary Shares

T N Fern	24,825,549	Nil
D A Mortimer	610,068	Nil
P E Power	225,323	Nil
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
14. Share options
Options granted to directors and officers of the Company
During or since the end of the financial year, 2,050,000 options were granted to directors or the five most highly remunerated officers of the Company as part of their remuneration.
There are on issue 2,613,500 options over ordinary shares in Petsec Energy Ltd, all of which are employee options exercisable at prices ranging from A$0.30 to A$3.11 per share expiring at various dates between 1 June 2007 and 4 December 2011 with exercise dependent on completion of vesting period and satisfaction of share price hurdles ranging from A$0.40 to A$6.84 being achieved on the Australian Securities Exchange. During the year 805,000 options were exercised, 105,000 options were forfeited and 1,772,000 options were granted. Subsequent to 31 December 2006 through the date of this report, no employee options have been exercised.
Unissued shares under option
At the date of this report, unissued ordinary shares of the Company under option are:

Expiry date	Exercise price	Number of shares

1 June 2007	A$0.30	325,000
1 December 2007	A$0.40	94,000
1 April 2008	A$0.40	38,000
30 November 2008	A$0.83	7,000
30 June 2009	A$1.00	75,000
31 July 2009	A$1.25	37,500
31 December 2009	A$1.15	15,000
20 October 2010	A$1.40	250,000
21 December 2010	A$1.82	100,000
3 January 2011	A$1.87	125,000
24 February 2011	A$2.13	450,000
12 April 2011	A$2.38	192,000
12 June 2011	A$3.11	500,000
24 July 2011	A$2.90	200,000
13 November 2011	A$2.63	180,000
4 December 2011	A$2.46	25,000

		2,613,500

Shares issued on exercise of options
During the financial year, the Company issued the following ordinary shares as result of the exercise of options (there were no amounts unpaid on the shares issued):

Number of shares	Amount paid on each share

645,000	A$0.30
73,000	A$0.40
25,000	A$0.82
8,000	A$0.83
37,500	A$1.00
16,500	A$1.25

805,000

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
15. Indemnification and insurance of officers
During the year ended 31 December 2006, the Company maintained policies of insurance in respect of directors’ and officers’ liability. The policies insure persons who are directors or officers of the Company and its controlled entities against certain costs and expenses which may be incurred by them in defending proceedings and against other liabilities which may arise from their positions. The insured directors and officers are the directors, executive officers and secretaries of the Company and the directors, executive officers and secretaries of controlled entities.
The insurance contracts prohibit the disclosure of particulars of the premiums and the nature of the liabilities insurance.
The Company has entered into Deeds of Indemnity and Access with directors on the terms approved by shareholders. The agreements stipulate that the Company will meet the full amount of any liabilities to another person that might arise from their position (except where the liability arises out of conduct involving a lack of good faith).
No payments in relation to indemnification have been made during or since the end of the financial year by the Company. The Company provides the normal indemnities to directors and officers in relation to the work carried out on behalf of or at the request of the Company.
16. Non-audit services
During the year KPMG, the Company’s auditors, in addition to their statutory duties have performed services to a value of US$12,000 in relation to Sarbanes-Oxley Act of 2002 Section 404 health check advisory services. No additional non-audit services were provided during the year by KPMG.
The board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by resolution of the audit committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporation Act 2001.
17. Lead auditor’s independence declaration
The Lead Auditor’s Independence Declaration is set out on page 23 and forms part of the Directors’ Report for the financial year ended 31 December 2006.
18. Rounding off
The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors’ Report have been rounded off to the nearest one thousand dollars, unless otherwise stated.
This report is made with a resolution of the directors:

T N Fern
Director
Sydney, 27 February 2007
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19. Remuneration Report
19.1. Nomination and Remuneration Committee
The Nomination Committee oversees the appointment and induction process for directors and Committee members, and the selection, appointment and succession planning process of the Company’s Managing Director. The Committee makes recommendations to the board on the appropriate skill mix, personal qualities, expertise and diversity of each position. When a vacancy exists or there is a need for particular skills, the Committee in consultation with the board determines the selection criteria based on the skills deemed necessary.
The Remuneration Committee reviews and makes recommendations to the board on compensation packages and policies applicable to the executive officers and directors themselves of the Company and of other group executives for the consolidated entity. It is also responsible for share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements, fringe benefits policies and professional indemnity and liability insurance policies.
Executive compensation and other terms of employment are reviewed annually by the Nomination and Remuneration Committee having regard to performance against goals set at the start of the year, relevant corporate information and where appropriate independent expert advice.
The Nomination and Remuneration Committee comprised the following members during the year:
▪	D A Mortimer (Chairman) – Independent Non-Executive

▪	P E Power – Independent Non-Executive

▪	T N Fern – Managing Director
The board policy is that the Nomination and Remuneration Committee will comprise a majority of non-executive directors and a non-executive chairman.
The Nomination and Remuneration Committee meets at least once a year and as required. The Committee met once during the year and Committee members’ attendance record is disclosed in the table of directors’ meetings.
The Nomination and Remuneration Committee’s charter is available on the Company’s website.
19.2. Principles of compensation
Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity, including other executives. Key management personnel comprise the directors of the Company and executives for the Company and the consolidated entity including the five most highly remunerated S300A executives.
Compensation levels for key management personnel and secretaries of the Company and key management personnel of the consolidated entity are competitively set to attract and retain appropriately qualified and experienced directors and senior executives. The Remuneration Committee obtains peer comparisons and/or independent advice on the appropriateness of compensation packages of both the Company and the consolidated entity, given trends in comparative companies both locally and internationally and the objectives of the Company’s compensation strategy.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19.2. Principles of compensation (continued)
The compensation structures explained below are designed to attract suitably qualified candidates, reward the achievement of the Company’s objectives, and achieve the broader outcome of creation of value for shareholders. The compensation structures take into account:
▪	the capability and experience of the key management personnel

▪	the key management personnel’s ability to control the relevant performance of their segment of operation.
Compensation packages include a mix of fixed compensation, performance-based and equity-based incentives.
In addition to their salaries, the consolidated entity also provides non-cash benefits to its key management personnel, and contributes to several post-employment defined contribution superannuation plans in Australia and also matches contributions made by U.S.-based key management personnel to a voluntary savings plan under Section 401(k) of the U.S. tax code.
Fixed compensation
Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits), as well as employer contributions to superannuation funds.
Compensation levels and other terms of employment are reviewed annually by the Nomination and Remuneration Committee through a process that considers individual, segment and overall performance of the consolidated entity against goals set at the start of the year. In addition, where necessary, external consultants provide analysis and advice to ensure the directors’ and senior executives’ compensation is competitive in the market place.
Performance-linked compensation
Performance-linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding the Company’s financial objectives and agreed individual objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as options over ordinary shares of the Company under the rules of the Employee Option Plan (see note 18(c) to financial statements).
Short-term incentive bonus
Performance-linked cash bonuses are payable in respect of the consolidated entity’s U.S.-based employees, based on the terms of the Incentive Plan. Under the Plan, the consolidated entity will accrue up to 6.5% of the earnings before interest and tax (EBIT) of the U.S. operations, to be paid as a bonus to eligible employees. The bonus is paid annually in the first quarter of the year following determination of the annual results.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19.2 Principles of compensation (continued)
Long-term incentive
Eligible employees are also provided with long-term incentives through participation in the Company’s Employee Option Plan, under which options are currently granted for a term of five years in four tranches. The first tranche becomes exercisable one year from the date of issue with subsequent tranches vesting after two, three and four years respectively, subject to the satisfaction of hurdles which requires minimum average share price growth of approximately 22% per annum subsequent to issue date.
Service agreements
Remuneration and other terms of engagement of executive employees are formalised in service agreements which are unlimited in term but capable of termination by varying periods of notice or by payment of an amount in lieu of notice. The service agreements generally outline the components of compensation paid, but do not prescribe how compensation levels are modified year to year. Compensation levels are reviewed each year to consider factors such as cost-of-living changes, performance of and changes in the scope of the role performed by the executive and changes required to meet the principles of the compensation policy.
The Managing Director, Mr Fern, is engaged via Geofin Consulting Services Pty Ltd, a company of which Mr Fern is a director. The Company may terminate this agreement without cause by giving not less than twelve months’ notice or pay an amount equal to the fees for twelve months in lieu of notice. Mr Fern may terminate the agreement with not less than six months’ notice. With cause, Mr Fern may terminate the agreement by giving one month’s notice and would be entitled to a payment equal to fees for a twelve month period.
The President of Petsec Energy Inc, Mr Keogh has an employment agreement which is capable of termination without cause by the company by a lump sum payment equal to one and one-half times his Base Salary. Mr Keogh may terminate the agreement without cause by giving the company at least thirty days notice in writing. Mr Keogh may terminate the agreement for cause and in this event is entitled to receive a lump sum payment equal to one and one-half times his annual base salary at that time.
Other executives have service agreements which are capable of termination by the Company without cause by the payment of between one and three months’ notice, or are “at-will” employment contracts entered into in the USA where either party may terminate the employment relationship at any time and for any reason without any further liability, except as required by law.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19.2 Principles of compensation (continued)
Non-executive directors
Total compensation for all non-executive directors, last voted upon by shareholders at the 1996 AGM, is not to exceed A$300,000 (US$227,000) per annum and is set based on advice from external advisors, use of market surveys or with reference to fees paid to other non-executive directors of comparable companies. Directors’ base fees for the 2006 year were A$50,000 (US$38,000) per annum plus statutory superannuation. Effective January 2007, directors’ base fees will increase to A$65,000 (US$49,000).
Non-executive directors do not receive performance-related compensation. Directors’ fees cover all main board activities and membership of committees.
Current non-executive directors are entitled to receive a retirement benefit which is equivalent to the remuneration received in the three years prior to retirement. In 2003, the Nomination and Remuneration Committee amended retirement benefits for incoming non-executive directors. The retirement benefit for incoming non-executive directors with three years of service is equivalent to one year’s remuneration and the benefit payable for service beyond three years is pro-rata with length of service so that after nine years of service the maximum benefit payable is equivalent to three years’ remuneration.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19.3 Directors’ and Executive Officers’ Remuneration Report
Details of the nature and amount of remuneration for the key management personnel consisting of each director and executive officer of the Company and the consolidated entity are:

									Share-based
			Short-term benefits				Post-employment benefits		payment
				Short-
				term							Proportion of	Value of
			Salary	incentive			Super-		Accounting		remuneration	options as
			&	cash	Other	Service	annuation	Retirement	fair value of		performance	proportion of
			fees	bonus	benefits	agreements	benefits	benefits	options	Total	related	remuneration
			US$	US$	US$	US$	US$	US$	US$	US$	%	%

Key management personnel – Directors
Executive
T N Fern	Chairman,	2006	—	—	17,391	271,399	75,953	—	—	364,743	—	—
(Note 1)	Managing	2005	—	—	23,412	350,250	—	—	—	373,662	—	—
	Director

Non-executive
D A Mortimer	Director	2006	37,755	—	—	—	3,398	—	—	41,153	—	—
		2005	38,070	—	—	—	3,426	—	—	41,496	—	—

P E Power	Director	2006	37,755	—	—	—	3,398	—	—	41,153	—	—
		2005	38,070	—	—	—	3,426	—	—	41,496	—	—

Total directors		2006	75,510	—	17,391	271,399	82,749	—	—	447,049	—	—
		2005	76,140	—	23,412	350,250	6,852	—	—	456,654	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19.3 Directors’ and Executive Officers’ Remuneration Report (continued)
Details of the nature and amount of remuneration for the key management personnel consisting of each director of the Company and executive officer of the Company and the consolidated entity are:

									Share-
									based
			Short-term benefits				Post-employment benefits		payment
				Short-
				term
				incentive					Accounting		Proportion of	Value of
			Salary &	cash			Super-	Retire-	fair value		remuneration	options as
			fees	bonus	Other	Service	annuation/	ment	of options		performance	proportion of
			US$	US$	benefits	agreements	401K benefits	benefits	$US	Total	related	remuneration
			Note 6	Note 7	$US	$US	$US	$US	Note 8	$US	%	%

Key management personnel – Executive officers
R A Keogh	President,	2006	181,300	89,000	14,463	—	9,100	—	1,799	295,662	30.1	0.01
	Petsec Energy Inc.	2005	175,663	89,000	14,415	—	8,734	—	9,398	297,210	29.9	3.2
F Robertson	Chief Financial Officer	2006	—	—	3,005	51,337	—	—	50,287	104,629	—	48.1
(Note 4)		2005	—	—	4,603	108,206	—	—	—	112,809	—	—
C Jones	General Manager Corporate,	2006	—	—	2,289	140,751	—	—	50,287	193,327	—	26.0
(Note 5)	Company Secretary	2005	—	—	1,808	144,971	—	—	—	146,779	—	—
M Radabaugh	Vice President,
(appointed	Business Development and
12/6/06)	Planning	2006	104,384	—	2,724	—	2,187	—	87,079	196,374	—	44.3
	Petsec Energy Inc.	2005	—	—	—	—	—	—	—	—	—	—
D Swords	General
(appointed	Counsel/Corporate
26/10/05)	Secretary	2006	153,462	—	5,512	—	6,875	—	48,499	214,348	—	22.6
	Petsec Energy Inc.	2005	—	—	—	—	—	—	—	—	—	—
P Kallenberger	Vice President, Exploration	2006	54,407	—	4,821	—	2,720	—	1,661	63,609	—	2.6
(Note 2)	Petsec Energy Inc.	2005	162,900	78,000	14,357	—	8,385	—	8,675	272,317	28.6	3.2
N Fakier	Vice President, Operations	2006	41,846	—	2,537	—	2,000	—	1,661	48,044	—	3.5
(Note 3)	Petsec Energy Inc.	2005	145,649	67,000	10,213	—	7,224	—	8,675	238,761	28.1	3.6

Total executive officers		2006	535,399	89,000	35,351	192,088	22,882	—	241,273	1,115,993	8.0	21.6
		2005	484,212	234,000	45,396	253,177	24,343	—	26,748	1,067,876	19.6	2.3

Total compensation: key management personnel (Consolidated)		2006	610,909	89,000	52,742	463,487	105,631	—	241,273	1,563,042	5.7	15.4
		2005	560,352	234,000	68,808	603,427	31,195	—	26,748	1,524,530	15.3	1.8

Total compensation: key management personnel (Company)		2006	75,510	—	22,685	463,487	82,749	—	241,273	885,704	—	27.2
		2005	76,140	—	29,823	603,427	6,852	—	26,748	742,990	—	3.6

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19.3 Directors’ and Executive Officers’ Remuneration Report (continued)
Notes
1)	Included in service agreements and superannuation benefits above is an amount of US$271,399 and US$75,953, respectively, (2005: US$350,250 and nil) which was paid or is payable to Geofin Consulting Services Pty Ltd (“Geofin”), a company of which Mr Fern is a director.

During the year, Geofin provided management services to the Company and its controlled entities. The dealings were in the ordinary course of business and on normal terms and conditions.

2)	Mr Kallenberger resigned from his position of Vice President, Exploration of Petsec Energy Inc. on 21 April 2006.

3)	Mr Fakier retired from his position of Vice President, Operations of Petsec Energy Inc. on 20 March 2006.

4)	Included in service agreements above is an amount of US$51,337 (2005: US$108,206) which was paid or is payable to Geofin, a company through which Mrs Robertson provided services.

5)	Included in service agreements above is an amount of US$140,751 (2005: US$144,971) which was paid or is payable to Geofin, a company through which Mr Jones provided services.

6)	Salary & fees for certain specified executives includes the movement during the reporting period of accruals for annual leave and long service leave.

7)	Bonuses under the employee short-term incentive plan are granted annually following finalisation of the annual accounts based on a percentage of EBIT (calculated in accordance with U.S. GAAP). As the allocation of the amounts to be granted in respect of the 2006 financial year had not been finalised as at the date of the Directors’ Report, 2005 actual payments are shown as a proxy for the 2006 allocation for key management personnel. Where that individual was not an employee/eligible in respect of the 2005 year, no amounts have been included although those individuals are eligible to participate in the 2006 bonus pool. The 2006 bonus pool available for payment of incentive bonuses to all staff is $630,000 (2005: $421,000) accrued in employee benefits provision. Bonuses shown for the 2005 year are actual amounts granted to individuals in respect of that year.

8)	The fair value of options is calculated at the date of the grant using the Black-Scholes model and allocated to each reporting period over the period from grant date to vesting date.
No termination benefits or other long-term benefits were paid or are payable to key management personnel for the years ended 31 December 2006 and 2005.
The following table sets out the factors and assumptions used in determining the fair value of the options issued to the above individuals.

		Average		Price of
		fair value		shares on		Risk-free
Grant	Expiry	per	Exercise	grant	Estimated	interest	Dividend
date	date	option	price	date	volatility	rate	yield

3/6/02	1/6/07	A$0.085	A$0.30	A$0.19	86.9%	5.525%	—
20/10/05	20/10/10	A$0.280	A$1.40	A$1.40	51.0%	5.10%	—
1/3/06	24/2/11	A$0.296	A$2.13	A$2.10	48.1%	5.11%	—
13/6/06	12/6/11	A$0.231	A$3.11	A$2.84	48.1%	5.11%	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19.4 Analysis of short-term incentive cash bonuses included in remuneration
Amounts included in remuneration for the financial year, within the table included in note 19.3 of this Directors’ Report, represent the amount that vested in the financial year based on achievement of personal goals and satisfaction of specified performance criteria.
No amounts vest in future financial years in respect of the bonus schemes for the 2006 year.
No amounts were forfeited due to the performance or service criteria not being met in relation to the current financial year.
19.5 Equity instruments
All options refer to options over ordinary shares of Petsec Energy Ltd, which are exercisable on a one-for-one basis under the Employee Option Plan.
Options over equity instruments granted as compensation
Details on options over ordinary shares in the Company that were granted as compensation to each key management person during the reporting period and details on options that vested during the reporting period are as follows:

			Fair
	Number of		value per			Number of
	options		option at	Exercise		options
	granted	Grant	grant	price per	Expiry	vested
	during 2006	date	date	option	date	during 2006

Directors	—	—	—	—	—	—

Executives
F Robertson	225,000	1/3/06	A$0.296	A$2.13	24/2/11	—
C Jones	225,000	1/3/06	A$0.296	A$2.13	24/2/11	—
M Radabaugh	500,000	13/6/06	A$0.231	A$3.11	12/6/11	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19.4 Equity instruments (continued)
Options over equity instruments granted as compensation (continued)

Fair
	Number of		value per			Number of
	options		option at	Exercise		options
	granted	Grant	grant	price per	Expiry	vested
	during 2005	date	date	option	date	during 2005

Directors	—	—	—	—	—	—

Executives
D Swords	250,000	20/10/05	A$0.28	A$1.40	20/10/10	—

1,100,000 options have been granted since the end of the financial year through the date of this report. The options were provided at no cost to the recipients.
All options expire on the earlier of their expiry date or termination of the individual’s employment. The options are issued for a term of five years in four tranches, exercisable subject to a vesting period and thereafter the satisfaction of share price-based hurdles. Details of the performance hurdle criteria are included in the long-term incentives discussion on page 15. For options granted in the current year, the earliest exercise date is 24 February 2007.
Modification of terms of equity-settled share-based payment transactions
No terms of equity-settled share-based payment transactions (including options granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period or the prior period.
Exercise of options granted as compensation
During the reporting period, the following shares were issued on the exercise of options previously granted as compensation:

		Amount paid per
2006	Number of shares	share

Directors	—	—

Executives
P Kallenberger	300,000	A$0.30
NFakier	300,000	A$0.30

		Amount paid per
2005	Number of shares	share

Directors	—	—

Executives
R A Keogh	925,000	A$0.30
P Kallenberger	825,000	A$0.30
N Fakier	300,000	A$0.30

There are no amounts unpaid on the shares issued as a result of the exercise of the options in 2006.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Report (continued)
For the year ended 31 December 2006
19.4 Equity instruments (continued)
Analysis of Movement in Options
The movement during the reporting period, by value, of options over ordinary shares in the Company held by each director and each of the five named Company executives and relevant group executives is detailed below.

Value of Options
Total option value in
	Granted in year (A)	Exercised in year (B)	year
	$	$	A$

Directors	—	—	—

Executives
M Radabaugh	A$490,836	—	A$490,836
F Robertson	A$170,680	—	A$170,680
C Jones	A$170,680	—	A$170,680
P Kallenberger	—	A$615,000	A$615,000
N Fakier	—	A$627,000	A$627,000

(A)	The value of options granted in the year is the fair value of the options calculated at grant date using the Black-Scholes model. This amount is allocated to remuneration over the vesting period.
(B)	The value of options exercised during the year is calculated as the market price of shares of the Company on the ASX as at the close of trading on the date the options were exercised after deducting the price paid to exercise the option.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
LEAD AUDITOR’S INDEPENDENCE DECLARATION
under Section 307C of the Corporations Act 2001 to the directors of Petsec Energy Ltd
I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 31 December 2006 there have been:
•	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

•	no contraventions of any applicable code of professional conduct in relation to the audit.
KPMG
Nicola Davis
Partner
Sydney, 27 February 2007

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Income statements
For the year ended 31 December

		Consolidated		The Company
		2006	2005	2006	2005
	Note	US$’000	US$’000	US$’000	US$’000

Revenues from sale of oil & gas and royalties	5	62,312	46,990	—	—
Royalties paid		(3,157)	(1,528)	—	—

Net revenues after royalties		59,155	45,462	—	—

Other income and expenses	5	297	1,245	935	807
Lease operating expenses		(6,145)	(2,465)	—	—
Geological, geophysical and administrative expenses		(8,027)	(5,905)	(2,126)	(1,944)
Derivative losses on ineffective hedges	21	—	(4,615)	—	—
EBITDAX [1]		45,280	33,722	(1,191)	(1,137)
Depreciation, depletion, amortisation and rehabilitation		(20,923)	(15,678)	(22)	(26)
Exploration expenditure		(143)	(294)	—	—
Dry hole, impairment and abandonment expense	7	(16,693)	(8,478)	—	—
Net movement in provisions against investments in controlled entities		—	—	2	50,999

EBIT [2]		7,521	9,272	(1,211)	49,836

Financial income	9	866	393	2,115	772
Financial expenses	9	(342)	(109)	—	—

Net financial income	9	524	284	2,115	772

Profit before income tax		8,045	9,556	904	50,608
Income tax expense	10	(2,941)	(49)	—	—

Profit for the period		5,104	9,507	904	50,608

		US	US
		Cents	Cents

Basic earnings per share	11	3.7	7.9

Diluted earnings per share	11	3.7	7.9

1	Earnings before interest (financial income and expense), income tax, depreciation, depletion, amortisation, rehabilitation and exploration (including dry hole, impairment & abandonment expense).
2	Earnings before interest (financial income and expense) and income tax.
The notes on pages 32 to 83 are an integral part of these consolidated financial statements.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Statements of recognised income and expense
For the year ended 31 December

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Foreign exchange translation differences	647	(98)	9,453	(6,153)

Effective portion of change in fair value of cash flow hedges, net of tax	7,336	(5,135)	—	—

Net change in fair value of available-for-sale financial asset	—	(30)	—	—

Net income (loss) recognised directly in equity	7,983	(5,263)	9,453	(6,153)

Profit for the period	5,104	9,507	904	50,608

Total recognised income and expense for the period	13,087	4,244	10,357	44,455

Impact of change in accounting policy on reserves at beginning of period (AASB 139 – cash flow hedge reserve and financial asset reserve)	—	881	—	—

Other movements in equity arising from transactions with owners as owners are set out in note 20.
The notes on pages 32 to 83 are an integral part of these consolidated financial statements.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Balance sheets
As at 31 December

			Consolidated		The Company
			2006	2005	2006	2005
	Note		US$’000	US$’000	US$’000	US$’000

ASSETS
Current assets
Cash and cash equivalents			26,541	10,138	11,591	1,719
Trade and other receivables	12		7,088	13,361	3,000	1,274
Fair value of derivative financial instruments	21		4,695	—	—	—
Prepayments			1,719	1,460	62	38

Total current assets			40,043	24,959	14,653	3,031

Non-current assets
Loans receivable from controlled entities	12		—	—	55,208	21,196
Other investments	13		426	417	114,736	107,318
Property, plant and equipment	14		205	122	39	38
Exploration, evaluation and development expenditure – Tangible	15	(a)	64,882	43,846	—	—
Exploration and evaluation expenditure – Intangible	15	(b)	23,892	11,650	—	—
Intangible assets – Software			35	54	—	—
Deferred tax assets	16		3,258	10,183	—	—
Other financial assets			134	5	1,931	—

Total non-current assets			92,832	66,277	171,914	128,552

Total assets			132,875	91,236	186,567	131,583

LIABILITIES
Current liabilities
Trade and other payables	17		13,137	24,295	524	495
Employee benefits provisions	18		735	511	21	33
Fair value of derivative financial instruments	21		—	6,681	—	—

Total current liabilities			13,872	31,487	545	528

Non-current liabilities
Loans payable to controlled entities	17		—	—	11,962	11,156
Employee benefits provisions	18		251	239	251	239
Rehabilitation provisions	19		3,668	1,305	—	—

Total non-current liabilities			3,919	1,544	12,213	11,395

Total liabilities			17,791	33,031	12,758	11,923

Net assets			115,084	58,205	173,809	119,660

EQUITY
Issued capital	20		160,502	116,724	160,502	116,724
Reserves	20		3,436	(4,561)	7,360	(2,107)
Accumulated losses	20		(48,854)	(53,958)	5,947	5,043

Total equity			115,084	58,205	173,809	119,660

The notes on pages 32 to 83 are an integral part of these consolidated financial statements.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Statements of cash flows
For the year ended 31 December

		Consolidated		The Company
		2006	2005	2006	2005
	Note	US$’000	US$’000	US$’000	US$’000

Cash flows from operating activities
Cash receipts from customers		60,760	49,346	—	1
Cash payments to suppliers and employees		(16,881)	(12,513)	(1,081)	(1,666)
Interest received		866	393	451	95
Dividend received		6	61	—	—
Interest paid		(158)	(23)	—	—
Income taxes paid		(200)	(200)	—	—

Net cash from operating activities	30	44,393	37,064	(630)	(1,570)

Cash flows from investing activities
Payments for property, plant and equipment		(162)	(39)	(21)	(3)
Payments for exploration, evaluation and development expenditure		(71,310)	(36,925)	—	—
Loans to controlled entities		—	—	(32,936)	293
Payments for investments		(51)	—	—	—
Distributions from investments		71	128	—	—

Net cash from investing activities		(71,452)	(36,836)	(32,957)	290

Cash flows from financing activities
Proceeds from share options exercised by employees		220	531	220	531
Proceeds from issue of share capital, net of equity raising costs		43,143	—	43,143	—

Net cash from financing activities		43,363	531	43,363	531

Net increase/(decrease) in cash and cash equivalents		16,304	759	9,776	(749)
Cash and cash equivalents at 1 January		10,138	9,517	1,719	2,553
Effects of exchange rate changes on cash held		99	(138)	96	(85)

Cash and cash equivalents at 31 December		26,541	10,138	11,591	1,719

The notes on pages 32 to 83 are an integral part of these consolidated financial statements.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements
For the year ended 31 December 2006
1. Reporting entity
Petsec Energy Ltd (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is Level 13, 1 Alfred Street, Sydney 2000. The consolidated financial statements of the Company as at and for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the “consolidated entity”). The consolidated entity primarily is involved in exploration, development and production activities within the Gulf of Mexico and Gulf Coast, USA and Beibu Gulf, China.
2. Basis of preparation
(a) Statement of compliance
The Financial Report is a general purpose Financial Report which has been prepared in accordance with Australian Accounting Standards (“AASBs”) adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.
The financial statements were approved by the Board of Directors on 27 February 2007.
(b) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following:
▪	Derivative financial instruments are measured at fair value

▪	Financial instruments, where market price is available, are measured at fair value

▪	Available-for-sale financial assets are measured at fair value
The methods used to measure fair values are discussed further in note 4.
(c) Functional and presentation currency
These consolidated financial statements are presented in US dollars which is the consolidated entity’s choice of presentation currency (see note 3(b)). The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, all financial information presented in US dollars has been rounded to the nearest thousand unless otherwise stated.
(d) Use of estimates and judgements
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.
In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Note 3 – Significant accounting policies.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements
For the year ended 31 December 2006
3. Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the consolidated entity.
In the prior financial year the group adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement in accordance with the transitional rules of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 January 2005, as disclosed in the reconciliation of movements in equity Note 20.
(a) Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
In the Company’s financial statements, investments in subsidiaries are carried at the lower of cost or recoverable amount.
(ii) Joint operating arrangements
Joint operating arrangements are those entities over whose activities the consolidated entity has joint control, established by contractual agreement. The interest of the consolidated entity in unincorporated joint operating arrangements and jointly operated assets are brought to account by recognising in its financial statements the assets it controls, the liabilities and the expenses it incurs and its share of income that it earns from the sale of goods or services by the joint operations.
(iii) Transactions eliminated on consolidation
Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(b) Foreign currency
(i) Functional and presentation currency
Items included in the financial statements of each of the consolidated entity’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“the functional currency”). The functional currency of the Company and its Australian subsidiaries is Australian dollars (A$) and the functional currency of the Company’s overseas subsidiaries is United States dollars (US$).
The financial statements are presented in United States dollars. The consolidated entity believes the US dollar is the best measure of performance for Petsec Energy Ltd because oil and gas, the consolidated entity’s dominant sources of revenue, are priced in US dollars and the consolidated entity’s main operations are based in the USA and China with most of the costs incurred in US dollars.
Prior to consolidation, the results and financial position of each entity within the group are translated from the functional currency into the group’s presentation currency as follows:
▪	assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

▪	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

▪	components of equity are translated at the historical rates; and

▪	all resulting exchange differences are recognised as a separate component of equity.
(ii) Foreign currency transactions and balances
Foreign currency transactions are translated at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the respective functional currency at the foreign exchange rate ruling at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
(c) Derivative financial instruments and hedging activities
The consolidated entity is exposed to changes in commodity prices from its operations. From time to time, the consolidated entity enters into derivative financial instruments to manage a portion of its oil and gas price risks. The consolidated entity does not hold derivative financial instruments for speculative purposes.
Derivative financial instruments are recognised at cost on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(c) Derivative financial instruments and hedging activities (continued)
The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
(i) Cash flow hedge
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the income statement.
If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to the income statement in the same period that the hedged item affects profit or loss.
(ii) Derivative financial instruments that do not qualify for hedge accounting
Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair value of any derivative financial instrument that does not qualify for hedge accounting are recognised immediately in the income statement.
(d) Exploration, evaluation and development expenditure – Intangible and tangible
Exploration, evaluation and development costs are accumulated in respect of each separate area of interest. The consolidated entity’s capitalisation policy for its natural gas and crude oil exploration and development activities is to capitalise costs of productive exploratory wells, development drilling and productive wells, and costs to acquire mineral interests. Exploration costs, including personnel costs, certain geological and geophysical expenses including seismic costs where exploration rights have not been obtained for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalised, but charged to expense if and when the well is determined not to have found reserves in commercial quantities.
Exploration and evaluation expenditures relating to an area of interest are capitalised as intangible deferred costs where exploration rights have been obtained. These intangible deferred costs are carried forward only to the extent that they are expected to be recouped through successful development and exploitation, or sale of the area, or where exploration and evaluation activities have not yet reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, and active and significant exploration operations are continuing. These intangible deferred costs are not subject to amortisation. Once management has determined the existence of economically recoverable reserves for an area of interest, deferred costs are reclassified from intangible to tangible assets on the balance sheet. Tangible deferred costs are amortised using a units-of-production method, as further discussed in note 3(f).
Development expenditures relating to an area of interest are capitalised as tangible deferred costs, and are carried forward to the extent that they are expected to be recouped either through the sale or successful exploitation of the area of interest.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(d) Exploration, evaluation and development expenditure — Intangible and tangible (continued)
Exploration, evaluation and development assets are assessed for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. In the event that indicators of impairment are present, an impairment loss is recorded based on the higher of an asset’s fair value less costs to sell and value in use (see note 3(g)(ii)). When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made.
(e) Intangible assets — Software
Software acquired by the consolidated entity, which have finite useful lives, are measured at cost less accumulated amortisation.
(f) Property, plant and equipment
(i) Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.
Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of the equipment.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
(ii) Leased assets
Leases in terms of which the consolidated entity assumes substantially all the risks and rewards of ownership are classified as finance leases. Lease payments are accounted for as described in accounting policy 3(o).
(iii) Subsequent costs
The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the consolidated entity and its costs can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement as incurred.
(iv) Depreciation and amortisation
Depreciation of property, plant and equipment is recognised in the income statement on a straight-line basis over the estimated useful lives of each part of an item. Leased assets are depreciated over the shorter of the lease term and their useful lives. Exploration, evaluation and development expenditure in the production phase is amortised on a units-of-production method based on the ratio of actual production to remaining proved reserves (1P) as estimated by independent petroleum engineers.
Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.
Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.
Depreciation methods, useful lives and residual values are reassessed at the reporting date. When changes are made, adjustments are reflected prospectively in current and future periods only.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(f) Property, plant and equipment (continued)
The estimated useful lives or the amortisation method used for each class of asset in the current and comparative periods are as follows:

	2006	2005

Exploration, evaluation and development expenditure — Tangible Exploration, evaluation and development expenditure in the production phase	Units-of- production	Units-of- production
Property, plant and equipment
Furniture and fittings	5 – 8 years	5 – 8 years
Office equipment	3 – 4 years	3 – 4 years
Leasehold improvements	5 – 7 years	5 – 7 years

(g) Impairment
(i) Financial assets
A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.
All impairment losses are recognised in the income statement. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to the income statement.
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the income statement. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity. An impairment loss in respect of an investment in an equity instrument classified as available-for-sale or equity investments where there is no quoted market price are not reversed through the income statement.
(ii) Non-financial assets
The carrying amounts of the consolidated entity’s and the Company’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For intangible assets that have indefinite lives or that are not yet available for use, recoverable amount is estimated at each reporting date.
An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets or groups. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(g) Impairment (continued)
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
(h) Investments
All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment, and are classified as non-current assets.
After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.
Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be permanently impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.
Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place are recognised on the trade date i.e. the date that the Group commits to purchase the asset.
(i) Trade and other receivables
Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.
An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.
(j) Cash and cash equivalents
Cash and cash equivalents in the balance sheet comprise cash at bank and on hand and short-term deposits with an original maturity of three months or less.
For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(k) Interest-bearing loans and borrowings
All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of debt issue costs associated with the borrowing.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.
Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the debt issue cost amortisation process.
(l) Borrowing costs
Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method, lease finance charges and amortisation of discounts or premiums relating to borrowings. Borrowing costs are expensed as incurred unless they relate to qualifying assets.
(m) Provisions
A provision is recognised if, as a result of a past event, the consolidated entity has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
Rehabilitation
The consolidated entity recognises a provision for the legal obligation associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) the normal operation of oil and natural gas properties. The initial recognition of a liability rehabilitation, which is discounted using a credit-adjusted risk-free interest rate, increases the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to initial measurement, period-to-period changes in the liability are recognised for the passage of time (unwinding of discount) and revisions to the original estimate of the liability are reflected in financial expense. Additionally, the capitalised asset retirement cost is subsequently allocated to expense on a units-of-production basis over its estimated useful life. Changes in estimated rehabilitation provisions are accounted for on a prospective basis and affect future provisions.
(n) Employee benefits and director benefits
(i) Short-term employee benefits
Liabilities for employee benefits for wages, salaries, annual leave and sick leave represent present obligations resulting from employees’ services provided to reporting date and are calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(n) Employee benefits and director benefits (continued)
(ii) Long-term employee benefits
The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided to reporting date.
The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.
(iii) Defined contribution pension plans
The Company and other controlled entities contribute to several defined contribution pension plans. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement when they are due.
(iv) Employee incentive plans
A liability is recognised for employee incentive plans for U.S. employees based on a percentage of earnings before interest and tax (EBIT) of the U.S. operations.
(v) Share-based compensation transactions
Share-based compensation benefits are provided to employees of the consolidated entity, including directors, via the Company’s Employee Option Plan and Employee Share Plan.
The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the options.
(o) Leases
Leases in terms of which the consolidated entity assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.
Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.
Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(p) Revenue and other income recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
Sale of oil and gas
Revenues are recognised when the product is in the form in which it is to be delivered and an actual physical quantity has been provided or allocated to a purchaser pursuant to a contract. Revenue from oil and gas sales is measured at the fair value of the consideration receivable.
Revenue from oil and gas royalties is recognised on an accrual basis in accordance with the terms of underlying royalty agreements. Revenue from oil and gas royalties is measured at the fair value of the consideration receivable.
Sale of non-current assets
Gains or losses on sale of non-current assets are recognised as other income at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.
Dividend income
Dividend income is recognised by the Company when controlled subsidiaries declare preference dividends.
Interest income
Interest income is recognised as the interest accrues (using the effective interest method, which is the rate that discounts estimated future cash receipts through the expected life of the financial instrument).
(q) Earnings per share
The consolidated entity presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(r) Income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Tax consolidation
The Company and its wholly owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Petsec Energy Ltd.
Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amount of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.
Any current tax liabilities (or assets) and deferred tax assets arising from unused Australian tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised by the Company as amounts payable (receivable) to/(from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.
The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.
Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.
Nature of tax funding arrangements and tax sharing arrangements
The head entity, in conjunction with other members of the Australian tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable/(payable) equal in amount to the tax liability/(asset) assumed. The inter-entity receivable/(payable) is at call.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(r) Income tax (continued)
The head entity in conjunction with other members of the Australian tax-consolidated group has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.
(s) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as a current asset or liability in the balance sheet.
Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from or payable to the taxation authority are classified as operating cash flows.
(t) Segment reporting
A segment is a distinguishable component of the consolidated entity that is engaged in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The consolidated entity’s primary format for segment reporting is based on geographical segments.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
3. Significant accounting policies (continued)
(u) New standards and interpretations not yet adopted
The following standards, amendments to standards and interpretations are available for early adoption at 31 December 2006, but have not been applied in preparing these consolidated financial statements:
▪	AASB 101 Presentation of Financial Statements (October 2006) has deleted the Australian specific Illustrative Financial Report Structure and reinstated the current IASB 1 guidance on Illustrative Financial Statement Structure. The revised AASB 101 is applicable for annual reporting periods beginning on or after 1 January 2007.

▪	AASB 7 Financial Instruments: Disclosures (August 2005) replaces the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007, and will require additional disclosures with respect to the consolidated entity’s financial instruments and share capital.

▪	AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosure and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings Per Share, AASB 139 Financial Instruments: Recognition and Reporting Standards and AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the consolidated Financial Report.

▪	Interpretation 8 Scope of AASB 2 Share-based Payment addresses the accounting for share-based payment transactions in which some or all of goods or services received cannot be specifically identified. Interpretation 8 will become mandatory for the consolidated entity’s 2007 Financial Report, with retrospective application required. The consolidated entity does not expect this interpretation to have any impact on the consolidated Financial Report.

▪	Interpretation 9 Reassessment of Embedded Derivatives requires that a reassessment of whether an embedded derivative should be separated from the underlying host contract should be made only when there are changes to the contract. Interpretation 9, which becomes mandatory for the consolidated entity’s 2007 Financial Report, is not expected to have any impact on the consolidated Financial Report.

▪	Interpretation 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the consolidated entity’s 2007 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the consolidated entity first applied the measurement criteria of AASB 136 and AASB 139 respectively (i.e. 1 January 2004 and 1 January 2005, respectively). The adoption of Interpretation 10 is not expected to have any impact on the consolidated Financial Report.

▪	Interpretation 11 AASB 2 Share-based Payment – Group and Treasury Share Transactions addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the consolidated entity’s 2008 Financial Report. Interpretation 11 is not expected to have any impact on the consolidated or the Company’s Financial Report.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
4. Determination of fair values
A number of the consolidated entity’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.
(i) Investments in equity securities
For investments that are actively traded in organised financial markets, fair value is determined by reference to the Australian Securities Exchange quoted market bid prices at the close of business on the balance sheet date.
For investments where there is no quoted market price, fair value is determined based on the expected cash flows of the underlying net asset base of the investment or cost.
(ii) Commodity derivatives
The fair value of commodity derivative hedging instruments is based on the difference between the agreed contracted fixed price and the NYMEX settlement price at period end.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
5. Revenue and other income and expenses

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Revenue
Revenues from sale of oil & gas and royalties	60,248	48,544	—	—
Derivative hedging gains (losses)	2,064	(1,554)

	62,312	46,990	—	—

Other income and expenses
Business interruption insurance proceeds	82	867	—	—
Drilling and production overhead income	164	201	—	—
Dividend income	6	61	1,929	—
Net foreign exchange gains (losses)	—	1	(994)	806
Net gain on disposal of property, plant and equipment	2	—	—	—
Sundry income	43	115	—	1

	297	1,245	935	807

6. Personnel expenses

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Wages and salaries	2,024	1,480	240	169
Service agreements for executives	463	603	463	603
Contract labour	783	343	—	—
Employee short-term incentive cash bonus	630	421	—	—
Superannuation & 401(k) plans	166	74	95	20
Share-based payment compensation	413	84	413	84
Other employee benefits	53	69	23	30

	4,532	3,074	1,234	906

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
7. Profit for the period

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Profit for the period includes the following items that are unusual because of their nature, size or incidence:

Income
Business interruption insurance proceeds [1]	82	867	—	—

Expenses
Dry hole, impairment & abandonment expense[2]	16,693	8,478	—	—

1	The business interruption insurance proceeds in 2006 and 2005 primarily resulted from the hurricane-related shut-ins of production at West Cameron 343/352 and Vermilion 258, over the period from September 2005 to December 2005.
2	In 2006, the consolidated entity drilled one well on the Vermilion 257 lease which was found not to contain commercial hydrocarbons resulting in a dry hole cost of US$11.5 million and a provision of US$3.5 million to cover removal and disposal of the jacket installed on the lease. Further, an impairment charge of US$1.7 million was recognised against the carrying value of the West Cameron 343/352 fields following a downward revision of internal estimates of remaining reserves based on current well performance.

In 2005, the consolidated entity expensed all costs incurred in respect of its share of the Price Lake field, onshore Louisiana. Two wells, which were drilled in September 2004 and December 2004, respectively, encountered hydrocarbon-bearing sands and were completed for production during the first half of 2005. The reserves discovered, however, subsequently proved to be uneconomic and as a result, the wells were determined to be dry holes and exploration was abandoned. Petsec and the operator withdrew from this project, forfeiting their interest, in consideration for release from their commitment to drill a third well on these leases.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
8. Auditors’ remuneration

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Audit services:
Auditors of the Company
KPMG Australia
Audit and review of financial reports	126	136	126	136

Overseas KPMG Firms
Audit and review of financial reports	75	90	—	—

Other services:
Auditors of the Company
KPMG Australia
Sarbanes-Oxley Act 2002 Section 404 health check advisory services	12	—	12	—

	213	226	138	136

9. Finance income and expense

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Interest income – Related parties	—	—	1,665	678
Interest income – Other parties	866	393	450	94

Financial income	866	393	2,115	772

Interest expense	(157)	(23)	—	—
Unwinding of rehabilitation provision discount	(185)	(86)	—	—
Financial expense	(342)	(109)	—	—

Net financial income	524	284	2,115	772

10. Income tax expense

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Recognised in the income statement
Current tax expense	—	—	—	—

Deferred tax expense
Origination and reversal of temporary differences	(2,941)	(3,290)	—	—
Benefit of tax losses recognised not previously brought to account	—	3,241	—	—

Total income tax expense in income statement	(2,941)	(49)	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
10. Income tax expense (continued)
Numerical reconciliation between tax expense and pre-tax net profit

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Profit before tax	8,045	9,556	904	50,608

Income tax using the Australian corporation tax rate of 30% (2005: 30%)	2,414	2,867	271	15,182
Increase/(decrease) in income tax expense due to:
Non-assessable income	—	—	(1,078)	(15,503)
Non-deductible expenses	133	4	125	27
U.S. income taxes at different rate	359	547	—	—
Benefit of tax losses in U.S recognised	—	(3,241)	—	—
Current year tax losses in Australia not brought to account	355	414	355	414
Deferred taxes in Australia not brought to account in current year	327	(120)	327	(120)
Under/(over) provided in prior years	(647)	(422)	—	—

Income tax expense on pre-tax net profit	2,941	49	—	—

Deferred tax recognised directly in equity

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Relating to cash flow hedges	(3,981)	2,338	—	—

	(3,981)	2,338	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
11. Earnings per share
The Company has only one type of security, being ordinary shares, included in the basic earnings per share calculation.
An additional 2,613,500 options outstanding under the Employee Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share for ordinary shares only.
During the year, 1,772,000 options were granted, 805,000 options were exercised and converted to ordinary shares and 105,000 options were forfeited.
Basic earnings per share
The calculation of basic earnings per share at 31 December 2006 was based on the profit attributable to ordinary shareholders of US$5,104,000 (2005: US$9,507,000) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2006 of 137,127,701 (2005: 120,111,785), calculated as follows:
Profit attributable to ordinary shareholders

	Consolidated
	2006	2005
	US$’000	US$’000

Profit for the period	5,104	9,507

Weighted average number of shares (basic)

	Consolidated
In thousands of shares	2006	2005

Issued ordinary shares at 1 January	121,389	119,223
Effect of shares issued in 2006 and 2005, respectively	15,739	889

Weighted average number of ordinary shares at 31 December	137,128	120,112

Weighted average number of shares (diluted)

	Consolidated
In thousands of shares	2006	2005

Weighted average number of ordinary shares (basic) at 31 December	137,128	120,112
Effect of share options on issue	703	962

Weighted average number of ordinary shares (diluted) at 31 December	137,831	121,074

Earnings per share

	Consolidated
In USD cents	2006	2005

Basic earnings per share	3.7	7.9

Diluted earnings per share	3.7	7.9

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
12. Trade and other receivables

	Consolidated		The Company
	2006	2005	2006	2005
	US$'000	US$'000	US$'000	US$'000

Current
Trade debtors	6,789	11,250	—	—
Other debtors	299	2,111	31	53
Interest receivable from controlled entities	—	—	2,969	1,221

	7,088	13,361	3,000	1,274

Non-current
Loans receivable from controlled entities	—	—	55,208	21,196

	—	—	55,208	21,196

13. Other investments

Non-current
Equity securities with no quoted market price – at lower of cost or recoverable amount	426	417	—	—
Investment in controlled entities – at recoverable amount (based on value in use)	—	—	114,736	107,318

	426	417	114,736	107,318

The Company reassesses annually its estimate of recoverable amount in its investment in controlled entities. In 2006 no movement in provisions against investments in controlled entities were recorded (2005: US$51.0 million. The estimates of recoverable amount were based on value in use.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
14. Property, plant and equipment

	Consolidated				The Company
	Leasehold	Furniture	Office		Leasehold	Furniture	Office
	improvements	and fittings	equipment	Total	improvements	and fittings	equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Cost
Balance as at 1 January 2005	171	36	278	485	127	34	153	314
Additions	2	2	34	38	—	2	—	2
Disposals	(6)	—	(11)	(17)	—	—	—	—
Effect of movements in foreign exchange	(7)	(2)	(8)	(17)	(7)	(2)	(8)	(17)

Balance at 31 December 2005	160	36	293	489	120	34	145	299

Balance as at 1 January 2006	160	36	293	489	120	34	145	299
Additions	—	48	107	155	—	—	21	21
Disposals	—	—	—	—	—	—	—	—
Effect of movements in foreign exchange	8	3	9	20	8	3	9	20

Balance at 31 December 2006	168	87	409	664	128	37	175	340

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
14. Property, plant and equipment (continued)

	Consolidated				The Company
	Leasehold	Furniture	Office		Leasehold	Furniture	Office
	improvements	and fittings	equipment	Total	improvements	and fittings	equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Depreciation
Balance as at 1 January 2005	121	34	164	319	112	33	106	251
Depreciation charge for the year	16	—	60	76	7	—	19	26
Disposals	(4)	—	(10)	(14)	—	—	—	—
Effect of movements in foreign exchange	(7)	(2)	(5)	(14)	(7)	(2)	(7)	(16)

Balance at 31 December 2005	126	32	209	367	112	31	118	261

Balance as at 1 January 2006	126	32	209	367	112	31	118	261
Depreciation charge for the year	15	5	55	75	7	1	15	23
Disposals	—	—	—	—	—	—	—	—
Effect of movements in foreign exchange	8	2	7	17	8	2	7	17

Balance at 31 December 2006	149	39	271	459	127	34	140	301

Carrying amounts
At 1 January 2005	50	2	114	166	15	1	47	63

At 31 December 2005	34	4	84	122	8	3	27	38

At 1 January 2006	34	4	84	122	8	3	27	38

At 31 December 2006	19	48	138	205	1	3	35	39

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
15. Exploration, evaluation and development expenditure

	Consolidated
	2006	2005
	US$’000	US$’000

(a) Tangible
Costs carried forward in respect of areas of interest in the following phases:
Production phase – at cost
Balance at 1 January	19,319	21,801
Additions	13,697	7,626
Reclassification from development phase	21,241	5,743
Impairment expense	(1,746)	—
Accumulated amortisation	(20,822)	(15,851)

Balance at 31 December	31,689	19,319

Development phase – at cost
Balance at 1 January	21,241	5,743
Additions	20,355	19,686
Reclassification from intangible exploration phase	1,524	974
Reclassification from tangible exploration phase	931	581
Reclassification to production phase	(21,241)	(5,743)

Balance at 31 December	22,810	21,241

Exploration and/or evaluation phase – at cost
Balance at 1 January	3,286	5,101
Additions	22,975	7,043
Reclassification from intangible exploration phase	—	201
Reclassification to development phase	(931)	(581)
Dry hole and impairment expense	(14,947)	(8,478)

Balance at 31 December	10,383	3,286

Total costs carried forward	64,882	43,846

(b) Intangible
Costs carried forward in respect of areas of interest in the following phase:
Exploration and/or evaluation phase – at cost
Balance at 1 January	11,650	5,407
Additions	13,766	7,418
Reclassification to tangible exploration phase and tangible development phase	(1,524)	(1,175)

Balance at 31 December	23,892	11,650

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
15. Exploration, evaluation and development expenditure (continued)
The ultimate recoupment of costs carried forward for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas.
The recoverable amount of all cash generating units in the development and production phases is determined by discounting the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. The consolidated entity utilises discounted future cash flows as estimated by independent petroleum engineers for this assessment. The key assumptions used include:
■	Estimated proved & probable reserves (2P reserves);

■	For wells now in production – initial production rates based on current producing rates for those wells;

■	For wells not currently in production – initial production rates based on test data and other related information;

■	Estimated rates of production decline based on current trends;

■	Hydrocarbon forward prices in effect at 31 December;

■	Operating costs directly applicable to the leases or wells;

■	Development costs based on authorisations for expenditure for the proposed work or actual costs for similar projects;

■	Pre-tax discount rate of 10%.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
16. Deferred tax assets
Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2006	2005	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Consolidated

Exploration, evaluation and development expenditure	—	—	9,400	5,723	9,400	5,723
Cash flow hedges	—	(2,338)	1,643	—	1,643	(2,338)
Other items	(574)	—	—	22	(574)	22
Tax value of loss carry-forwards recognised	(13,727)	(13,590)	—	—	(13,727)	(13,590)

Tax (assets)/liabilities	(14,301)	(15,928)	11,043	5,745	(3,258)	(10,183)

	Assets		Liabilities		Net
	2006	2005	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

The Company

Loans receivable from controlled entities	(1,480)	(1,139)	—	—	(1,480)	(1,139)
Interest receivable from controlled entities	—	—	891	366	891	366
Provisions	(195)	(197)	—	—	(195)	(197)
Other items	—	—	—	12	—	12
Deferred tax balances not brought to account	1,675	1,336	(891)	(378)	784	958

Tax (assets)/liabilities	—	—	—	—	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
16. Deferred tax assets (continued)
Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Deductible temporary differences in Australia (net)	784	958	784	958
Tax operating loss carry-forwards in Australia (net)	1,987	1,802	1,987	1,802

	2,771	2,760	2,771	2,760

The deductible temporary differences and tax losses in Australia do not expire under current tax legislation though these losses are subject to testing under loss recoupment rules, in order for them to be utilised.
Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits there from.
Movement in temporary differences during the year

	Consolidated
				Reclassified
				to other
	Balance	Recognised	Recognised	balance	Balance
	1 Jan 05	in income	in equity	sheet	31 Dec 05
	US$’000	US$’000	US$000	account	US$’000

Exploration, evaluation and development expenditure	5,154	569	—	—	5,723
Cash flow hedges	—	—	(2,338)	—	(2,338)
Other items	85	106	—	(169)	22
U.S. operating loss carry-forwards	(12,964)	(626)	—	—	(13,590)

	(7,725)	49	(2,338)	(169)	(10,183)

	Consolidated
				Reclassified
				to other
	Balance	Recognised	Recognised	balance	Balance
	1 Jan 06	in income	in equity	sheet	31 Dec 06
	US$’000	US$’000	US$000	account	US$’000

Exploration, evaluation and development expenditure	5,723	3,677	—	—	9,400
Cash flow hedges	(2,338)	—	3,981	—	1,643
Other items	22	(599)	—	3	(574)
U.S. operating loss carry-forwards	(13,590)	(137)	—	—	(13,727)

	(10,183)	2,941	3,981	3	(3,258)

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
16. Deferred tax assets (continued)
Movement in temporary differences during the year (continued)

	The Company
				Reclassified
				to other
	Balance	Recognised	Recognised	balance	Balance
	1 Jan 05	in income	in equity	sheet	31 Dec 05
	US$’000	US$’000	US$000	account	US$’000

Loans receivable from controlled entities	(1,359)	220	—	—	(1,139)
Interest receivable from controlled entities	160	206	—	—	366
Provisions	(144)	(53)	—	—	(197)
Other items	17	(5)	—	—	12
Deferred tax balances in Australia not brought to account	1,326	(368)	—	—	958

	—	—	—	—	—

	The Company
				Reclassified
				to other
	Balance	Recognised	Recognised	balance	Balance
	1 Jan 06	in income	in equity	sheet	31 Dec 06
	US$’000	US$’000	US$000	account	US$’000

Loans receivable from controlled entities	(1,139)	(341)	—	—	(1,480)
Interest receivable from controlled entities	366	525	—	—	891
Provisions	(197)	2	—	—	(195)
Other items	12	(12)	—	—	—
Deferred tax balances in Australia not brought to account	958	(174)	—	—	784

	—	—	—	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
17. Trade and other payables

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Trade and other payables, stated at cost
Trade creditors	6,468	7,063	134	33
Exploration and development accruals	4,944	10,694	—	—
Joint operating arrangement advances	508	5,163	—	—
Operational & administration accruals	1,196	1,349	369	436
Related party payables	21	26	21	26

	13,137	24,295	524	495

Non-current liabilities
Loans payable to controlled entities	—	—	11,962	11,156

18. Employee benefits provisions

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Current liabilities
Liability for annual leave	10	22	10	22
Employee related liabilities	725	489	11	11

	735	511	21	33

Non-current liabilities
Liability for long-service leave	251	239	251	239

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
18. Employee benefits (continued)
(a) Defined contribution plans
The consolidated entity contributes to several defined contribution employee superannuation plans in Australia. Employee contributions are based on various percentages of their gross salaries. The consolidated entity is under no legal obligation to make contributions in excess of those specified in Superannuation Industry (Supervision) legislation. The amount recognised as expense was US$95,000 for the year ended 31 December 2006 (2005: US$20,000).
U.S. based employees are eligible to participate in a voluntary savings plan under Section 401(k) of the US tax code (“401(k) plan”). As of 1 January 2005, the Company provides matching contributions to those employees that participate. The matching contributions recognised as expense was US$71,000 for the year ended 31 December 2006 (2005: US$54,000).
(b) Employee incentive plans
On 23 May 2003, the consolidated entity established an incentive compensation plan for its U.S.-based employees. Under the plan, the consolidated entity will accrue up to 6.5% of the annual earnings before interest and tax (EBIT) of the U.S. operations to be paid as a bonus to eligible employees. The bonus is paid annually in the first quarter of the year following determination of the annual results. During 2006, the consolidated entity recorded US$630,000 of compensation expense under the plan (2005: US$421,000).
(c) Share-based payments
The following sets forth the share-based compensation transactions under the Company’s Employee Option Plan.
The number and weighted average exercise prices of share options, is as follows:

	Weighted		Weighted
	average		average
	exercise	Number	exercise	Number
	price	of options	price	of options
In thousands of options	2006	2006	2005	2005

Outstanding at the beginning of the period	A$0.60	1,752	A$0.38	3,638
Granted during the period	A$2.54	1,772	A$1.37	280
Exercised during the period	A$0.38	(805)	A$0.33	(2,166)
Forfeited during the period	A$0.89	(105)	—	—

Outstanding at the end of the period	A$1.97	2,614	A$0.60	1,752

Exercisable at the end of the period	A$0.55	549	A$0.48	194

The options outstanding at 31 December 2006 have an exercise price in the range of A$0.30 to A$3.11 and a weighted average contractual life of 3.6 years.
During the year, 805,000 share options were exercised (2005: 2,166,000). The weighted average share price at the dates of exercise was A$2.45 and A$1.25 during the years ended 31 December 2006 and 2005, respectively.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
18. Employee benefits (continued)
(c) Share-based payments (continued)
The Employee option plan provides for employees, executives and directors to be granted options over ordinary shares at the discretion of the Nomination and Remuneration Committee.
Each option is convertible to one ordinary share. The exercise prices of the options, determined in accordance with the Rules of the plan, are based on the ruling market prices when the options are issued.
All options expire on the earlier of their expiry date or when the holder’s employment ceases unless otherwise approved by the Remuneration Committee. Options may not be exercised until they are vested and thereafter exercise is conditional on satisfaction of share price hurdles and the terms of issue. The vesting periods range from six months to four years after granting. The plan does not represent remuneration for past services.
The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

	Number of	Contractual
Grant date/employees entitled	instruments	life of options
Option grant to key management personnel at 3 June 2002	3,530,000	4.33 years
Option grant to other personnel at 1 April 2003	220,000	4.50 years
Option grant to other personnel at 16 January 2004	15,000	4.37 years
Option grant to other personnel at 16 September 2004	150,000	4.50 years
Option grant to other personnel at 31 October 2004	50,000	4.42 years
Option grant to other personnel at 25 February 2005	15,000	4.35 years
Option grant to other personnel at 20 October 2005	250,000	4.50 years
Option grant to other personnel at 16 January 2006	125,000	4.47 years
Option grant to key management personnel at 1 March 2006	450,000	4.49 years
Option grant to other personnel at 28 April 2006	192,000	4.46 years
Option grant to other personnel at 1 June 2006	100,000	4.06 years
Option grant to key management personnel at 13 June 2006	500,000	4.50 years
Option grant to other personnel at 24 July 2006	200,000	4.50 years
Option grant to other personnel at 13 November 2006	180,000	4.50 years
Option grant to other personnel at 20 December 2006	25,000	4.46 years

Total share option schemes with all or a portion of options outstanding at 31 December 2006	6,002,000

The vesting conditions for these options include six months to four years of service and satisfaction of minimum share price hurdles.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
18. Employee benefits (continued)
(c) Share-based payments (continued)
The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes model. The contractual life of the option is used as an input into this model. The following table summarises the fair value assumptions of share options granted to key management personnel during the years ended 31 December 2006 and 2005.

	Key management	Key management
	personnel	personnel
	2006	2005

Weighted average fair value at measurement date	A$0.27	—
Weighted average share price	A$2.26	—
Weighted average exercise price	A$2.39	—
Expected volatility (expressed as weighted average used in the modelling under Black-Scholes model)	48.1%	—
Expected option life (expressed as weighted average used in the modelling under Black-Scholes model)	4.49 to 4.5 years	—
Expected dividends	—	—
Risk-free interest rate (based on national government bonds)	5.11%	—
The expected volatility is based on historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.
Share options are granted under a service condition and minimum share price hurdles. Such conditions are not taken into account in the grant date fair value measurement of the services received, however, are considered in assumptions about the number of options that are expected to become exercisable.
19. Rehabilitation provisions

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Balance at 1 January	1,305	811	—	—
Provisions made during the year	2,515	452	—	—
Provisions used during the year	(1,000)	(12)	—	—
Provisions revised during the year	663	(32)	—	—
Unwind of discount	185	86	—	—

Balance at 31 December	3,668	1,305	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
20. Capital and reserves
Reconciliation of movement in capital and reserves
Attributable to equity holders of the parent

		Trans-	Cash flow	Financial
	Share	lation	hedge	asset	Share-based	Accumulated	Total
	capital	reserve	reserve	reserve	compensation	losses	equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Consolidated

Balance at 1 January 2005	116,193	(555)	—	—	292	(63,465)	52,465
Change of accounting policy of AASB 132 and AASB 139, net of taxes	—	—	851	30	—	—	881
Total recognised income and expense	—	(98)	(5,135)	(30)	—	9,507	4,244
Share options exercised by employees	531	—	—	—	—	—	531
Share-based payments expense	—	—	—	—	84	—	84

Balance at 31 December 2005	116,724	(653)	(4,284)	—	376	(53,958)	58,205

Balance at 1 January 2006	116,724	(653)	(4,284)	—	376	(53,958)	58,205
Total recognised income and expense	—	647	7,336	—	—	5,104	13,087
Share options exercised by employees	220	—	—	—	—	—	220
Shares issued	43,143						43,143
Vesting of share options	415				(415)		—
Share-based payments expense	—	—	—	—	429	—	429

Balance at 31 December 2006	160,502	(6)	3,052	—	390	(48,854)	115,084

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
20. Capital and reserves (continued)
Reconciliation of movement in capital and reserves
Attributable to equity holders of the parent

		Translation	Share-based	Retained	Total
	Share capital	reserve	compensation	earnings	equity
	US$’000	US$’000	US$’000	US$’000	US$’000

The Company

Balance at 1 January 2005	116,193	3,670	292	(45,565)	74,590
Total recognised income and expense	—	(6,153)	—	50,608	44,455
Share options exercised by employees	531	—	—	—	531
Share-based payments expense	—	—	84	—	84

Balance at 31 December 2005	116,724	(2,483)	376	5,043	119,660

Balance at 1 January 2006	116,724	(2,483)	376	5,043	119,660
Total recognised income and expense	—	9,453	—	904	10,357
Shares issued	220	—	—	—	220
Share options exercised by employees	43,143	—	—	—	43,143
Vesting of share options	415		(415)		—
Share-based payments expense	—	—	429	—	429

Balance at 31 December 2006	160,502	6,970	390	5,947	173,809

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
20. Capital and reserves (continued)
Share capital

Ordinary shares	The Company
In thousands of shares	2006	2005

On issue at 1 January	121,389	119,223
Shares issued for cash	26,490	—
Share options exercised by employees	805	2,166

On issue at 31 December – fully paid	148,684	121,389

Translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of operations where their functional currency is different to the presentation currency of the reporting entity.
Cash flow hedge reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet transpired.
Financial assets reserve
The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.
Share-based compensation
The share-based compensation represents the value of unvested options issued under the Company’s Employee Option Plan.
21. Financing arrangements and additional financial instruments disclosures
Financing arrangements
At 31 December 2006, the consolidated entity had no debt outstanding (2005: Nil).
Credit facilities
Effective 14 July 2006, Petsec Energy Inc. (“PEI”), a wholly owned subsidiary of Petsec Energy Ltd, entered into a credit agreement with a U.S. bank for the purpose of refinancing the existing US$10 million credit facility with another U.S. bank, securing letters of credit issued by the bank and also for general business purposes.
The credit agreement involves a revolving line of credit facility secured by all of PEI’s assets including a first lien mortgage, deed of trust, and assignment of production on all oil and gas assets. The facility has a current borrowing base of US$14 million, including a US$6 million sub-limit for non-hedging letters of credit under the borrowing base and also provides additional credit for letters of credit up to US$7 million, outside the borrowing base, to support commodity price hedging.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
21. Financing arrangements and additional financial instruments disclosures (continued)
PEI pays a commitment fee of 1/2% per annum on the unused portion of the commitment. PEI will also incur fees of 1 1/2% per annum on the value of letters of credit issued by the bank.
Any outstanding loans will accrue interest, at PEI’s election, at either: (i) the bank’s prime rate plus 1/4% to 3/4% per annum, or (ii) at Libor rate plus 2 1/4% to 2 3/4% per annum. Interest is payable monthly or at the end of designated interest periods. Principal payments are due at the final maturity date of the credit facility, 14 July 2009. There were no loans outstanding under the credit facility at 31 December 2006.
The credit facility contains financial covenants that require PEI to:
(i)	maintain a minimum tangible net worth; and

(ii)	maintain a prescribed ratio of current assets to current liabilities; and

(iii)	restrict the level of bank debt by reference to earnings.
Total outstanding letters of credit as at 31 December 2006 were US$2.9 million. The letters of credit secure bonding and potential plug and abandonment and environmental contingent liabilities in connection with PEI’s oil and natural gas operations.
Foreign exchange exposures
During 2005 and 2006, operating costs were incurred in both Australian and US dollars.
Throughout 2005 and 2006, the consolidated entity held the majority of its liquid funds in US dollars.
Fluctuations in the Australian dollar/US dollar exchange rate have impacted the underlying performance of the consolidated entity. The consolidated entity’s policy is not to hedge the Australian dollar/US dollar exchange rate risk as income (cash in flows) and expenses (cash out flows) are predominantly denominated in US dollars, with the exception of Australian dollar denominated equity funding, consequently surplus funds are primarily held in US dollars.
Commodity price exposures
The revenue and income of the consolidated entity are affected by changes in natural gas and crude oil prices, and various financial transactions have been undertaken (swaps and costless collars involving NYMEX commodity prices for natural gas) to reduce the effect of these changes. The consolidated entity has proved reserves of these commodities sufficient to cover all these transactions and it only enters into such derivatives to match its anticipated underlying physical production and reserves. The consolidated entity has limited the term of the transactions and the percentage of the Company’s expected aggregate oil and natural gas production that may be hedged at any time.
Swaps and costless collars
In a natural gas swap agreement the consolidated entity receives from the counterparty the difference between the agreed contracted fixed price and the NYMEX settlement price if the latter is lower than the fixed price. If the NYMEX settlement price is higher than the agreed fixed price, the consolidated entity will pay the difference to the counterparty.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
21. Financing arrangements and additional financial instruments disclosures (continued)
Commodity price exposures (continued)
In a natural gas costless collar agreement, a floor price and a ceiling price are established. The consolidated entity receives from the counterparty the difference between the agreed floor price and a NYMEX closing price if the latter is lower than the floor price. If the NYMEX closing price is higher than the agreed ceiling price, the consolidated entity will pay the difference to the counterparty.
At 31 December 2006, the consolidated entity had the following outstanding natural gas hedges in place:

			Weighted average
Production period	Hedge type	Daily volume	USD Price

First quarter 2007	Swap	6,000 MMBtu	10.74
Second quarter 2007	Swap	6,000 MMBtu	8.90
Third quarter 2007	Swap	4,000 MMBtu	8.36
Fourth quarter 2007	Swap	4,000 MMBtu	8.96
First quarter 2008	Swap	4,000 MMBtu	9.54
At 31 December, 2005, the consolidated entity had the following outstanding natural gas hedges in place:

			Weighted average
Production period	Hedge type	Daily volume	USD Price

First quarter 2006	Swap	10,000 MMBtu	8.58
Second quarter 2006	Swap	6,000 MMBtu	7.82
Third quarter 2006	Swap	6,000 MMBtu	7.85
Fourth quarter 2006	Swap	6,000 MMBtu	8.21
Generally, the consolidated entity has determined that its swap hedge agreements are highly effective and qualify for hedge accounting treatment as cash flow hedges. In 2005, forecasted production underlying hedges on a portion of third and fourth quarter 2005 production did not occur due to production shut-ins caused by hurricanes in the Gulf of Mexico. As a result, the cash flow hedge designation was removed from swaps with a notional quantity of approximately 774,000 MMBtu and related derivative losses of US$4.5 million were included in the 2005 operating results.
The consolidated entity has determined that all hedge agreements outstanding at 31 December 2006 are highly effective and thus qualify for hedge accounting treatment. Accordingly, gain or losses on the hedges that qualify for hedge accounting treatment will be included in oil and natural gas revenues when the underlying production is delivered in the quarters indicated above.
At 31 December 2006, the consolidated entity had recorded a US$4.7 million asset representing the fair value of the hedge instruments at that date of which all the associated gains have been deferred in equity, net of taxes of US$1.6 million. At 31 December 2005, the consolidated entity recorded a US$6.7 liability representing the fair value of the hedge instruments at that date of which US$6.6 million of the associated loss was deferred in equity, net of taxes of US$2.6 million and US$0.1 million of the associated loss was recorded in operating results. Refer to accounting policy note 3(c).
The fair values for swap agreements will vary with movements in market prices until the contracts settle.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
21. Financing arrangements and additional financial instruments disclosures (continued)
Credit risk exposures
Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted. The credit risk on financial assets of the consolidated entity which have been recognised is the carrying amount, net of any provision for doubtful debts. Credit risk on derivative contracts is minimised as counterparties are recognised financial intermediaries, with acceptable credit ratings determined by a recognised ratings agency, and a major integrated oil and gas company.
Fair values of financial assets and liabilities
The carrying values of all other financial assets & liabilities are estimated to approximate fair value because of their short maturity.
22. Operating leases
Leases as lessee
Non-cancellable operating lease rentals are payable as follows:

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Less than one year	754	511	147	145
Between one and five years	1,375	1,441	307	458

	2,129	1,952	454	603

The consolidated entity leases office space in Australia and the USA under operating leases. The leases typically run for a period of 5 years. Lease payments are increased every year to reflect market rentals. None of the leases includes contingent rentals.
One of the leased properties has been sublet by the consolidated entity. The lease and subleases expire in 2009. Sub-lease payments of A$36,000 are expected to be received during the following financial year.
During the year ended 31 December 2006, US$745,000 was recognised as an expense in the income statement in respect of operating leases (2005: US$559,000). US$26,000 (2005: US$18,000) was recognised as income in the income statement in respect of sub-leases.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
23. Capital and other commitments

	Consolidated		The Company
	2006	2005	2006	2005
	US$'000	US$'000	US$'000	US$'000

Capital expenditure commitments Exploration, evaluation and development expenditure
Contracted but not provided for and payable:
Within one year	693	356	—	—
One year or later and no later than five years	1,445	1,106	—	—

	2,138	1,462	—	—

Joint operating arrangements commitments
Share of capital commitments of the joint operating arrangements:
Within one year	5,210	8,901	—	—

24. Contingencies and legal matters
The consolidated entity is a defendant from time to time in legal proceedings. Where appropriate the consolidated entity engages legal counsel.
During the first half of 2006, the consolidated entity drilled and completed a well in Main Pass 18 in the Gulf of Mexico from its jointly owned platform located at Main Pass 19. A dispute with the co-owner of the Main Pass 19 platform over the use of the Main Pass 19 platform and facilities resulted in legal action against the consolidated entity, and a preliminary injunction was issued to prevent production of the Main Pass 18 well from the Main Pass 19 platform. The consolidated entity is attempting to negotiate a commercial agreement that will allow the consolidated entity to produce the Main Pass 18 well from the Main Pass 19 platform. The consolidated entity believes that the ultimate outcome of this matter may increase the cost of the development programme but will not have a material adverse effect on our future results of operations or business.
The production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations were subject to regulation under U.S. federal, state and local laws and regulations primarily relating to protection of human health and environment. To date, expenditure related to complying with these laws and for remediation of existing environmental contamination has not been significant in relation to the results of operations of the Company.
The Company’s U.S. subsidiary, Petsec Energy Inc. is required to provide bonding or security for the benefit of U.S. regulatory authorities and lease owners in relation to its obligations to pay lease rentals and royalties, the plugging and abandonment of oil and natural gas wells, and the removal of related facilities. As of 31 December 2006, the consolidated entity was contingently liable for US$7,375,000 of surety bonds (2005: $5,575,000) issued through a surety company to secure those obligations. US$2,925,000 of these bonds (2005: $2,625,000) were collateralized by letters of credit.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
25. Deed of cross guarantee
Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, relief is granted to certain wholly owned Australian subsidiaries of the Company from the Corporations Act requirements for preparation, audit, and publication of Financial Reports and Directors’ Reports.
It is a condition of the Class Order that the Company and each of its subsidiaries enter into a Deed of Cross Guarantee Indemnity. The effect of the deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act. If a winding-up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.
The subsidiaries subject to the Deed are:
•	Petsec Investments Pty. Limited

•	Petroleum Securities Pty. Limited

•	Najedo Pty. Ltd

•	Petroleum Securities Share Plan Pty Limited

•	Laurel Bay Petroleum Limited

•	Ginida Pty. Limited

•	Western Medical Products Pty. Limited
A consolidated income statement and consolidated balance sheet, comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, as at 31 December 2006 and 2005, is set out as follows:
Summarised income statement and accumulated losses

	Consolidated
	2006	2005
	US$000	US$000

Profit after related income tax expense	907	50,605
Accumulated losses at beginning of year	5,009	(45,596)

Accumulated losses at end of year	5,916	5,009

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
25. Deed of cross guarantee (continued)
Balance sheet

	Consolidated
	2006	2005
	US$000	US$000

Assets
Cash and cash equivalents	11,591	1,719
Other receivables	3,000	1,204
Prepayments	62	39

Total current assets	14,653	2,962

Loan receivable from controlled entities	50,541	16,841
Other financial assets	1,931	—
Other investments	113,405	106,093
Property, plant and equipment	39	38

Total non-current assets	165,916	122,972

Total assets	180,569	125,934

Liabilities
Trade and other payables	535	436
Employee benefits provision	10	22

Total current liabilities	545	458

Loans payable to controlled entities	5,965	5,580
Employee benefits provision	251	239

Total non-current liabilities	6,216	5,819

Total liabilities	6,761	6,277

Net assets	173,808	119,657

Equity
Issued capital	160,502	116,724
Reserves	7,390	(2,076)
Accumulated losses	5,916	5,009

Total equity	173,808	119,657

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
26. Consolidated entities

		Ownership interest
	Country of	2006	2005
	Incorporation	%	%

Parent entity
Petsec Energy Ltd

Significant subsidiaries
Petsec Investments Pty. Limited	Australia	100	100
Petroleum Securities Pty. Limited	Australia	100	100
Najedo Pty. Limited	Australia	100	100
Petroleum Securities Share Plan Pty. Limited	Australia	100	100
Petsec America Pty. Limited	Australia	100	100
Petsec (U.S.A.) Inc.	USA	100	100
Petsec Petroleum Inc.	USA	100	100
Petsec Energy Inc.	USA	100	100
Osglen Pty. Limited	Australia	66.7	66.7
Laurel Bay Petroleum Limited	Australia	100	100
Ginida Pty. Limited	Australia	100	100
Western Medical Products Pty. Limited	Australia	100	100
All entities carry on business in the country where they were incorporated.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
27. Segment reporting
Segment information is presented in the consolidated financial statements in respect of the consolidated entity’s geographic segments, which are the primary basis of segment reporting.
Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue and deferred tax balances. Segment acquisition of property, plant & equipment, intangibles and exploration, evaluation and development assets is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.
In presenting information on the basis of geographical segments, segment revenue and assets are based on the geographical location of operations.

Primary reporting format	Australia		USA		China		Consolidated
Geographic segments	2006	2005	2006	2005	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Oil & gas sales and royalties	—	—	62,312	46,990	—	—	62,312	46,990
Royalties paid	—	—	(3,157)	(1,528)	—	—	(3,157)	(1,528)

Net revenues after royalties *	—	—	59,155	45,462	—	—	59,155	45,462

Segment result from continuing operations	(1,690)	(1,783)	10,044	11,676	(309)	(337)	8,045	9,556

Income tax expense							(2,941)	(49)

Profit after tax							5,104	9,507

Depreciation, depletion, amortisation and rehabilitation	22	26	20,901	15,652	—	—	20,923	15,678

Dry hole, impairment and abandonment expense	—	—	16,693	8,464	—	14	16,693	8,478

Segment assets	12,204	2,265	111,472	86,136	9,199	2,835	132,875	91,236

Acquisition of property, plant & equipment and exploration, evaluation and development assets	21	3	65,087	36,254	6,364	707	71,472	36,964

*	There are no inter-segment sales

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
27. Segment reporting

Primary reporting format	Australia		USA		China		Consolidated
Geographic segments	2006	2005	2006	2005	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Segment liabilities	796	697	16,995	32,334	—	—	17,791	33,031

Cash flows from operating activities	(624)	(1,570)	45,017	38,634	—	—	44,393	37,064

Cash flows from investing activities	(1)	125	(65,087)	(36,254)	(6,364)	(707)	(71,452)	(36,836)

Cash flows from financing activities	43,363	531	—	—	—	—	43,363	531

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
28. Interests in unincorporated joint operating arrangements
Included in the assets of the consolidated entity are the following items which represent the consolidated entity’s interest in the assets (tangible and intangible) and liabilities in joint operating arrangements:

	Consolidated entity
	2006	2005
	US$’000	US$’000

Assets
Exploration, evaluation and development expenditure – Tangible:
Now in production at cost
- West Cameron 343	11,370	11,138
- West Cameron 352	9,177	8,073
- Main Pass 19 [1]	29,791	—
Less: accumulated amortisation and impairment	(29,159)	(17,305)

	21,179	1,906

Not in production
- Main Pass 89	19	19
- Main Pass 19 [1]	—	21,241
- Block 22/12 Beibu Gulf	8,267	1,939
- Moonshine, Onshore Louisiana	48	—
- Mobile Bay	12,390	—
- Other Gulf of Mexico leases	40	—

	20,764	23,199

Total exploration, evaluation and development expenditure – Tangible	41,943	25,105

Exploration and evaluation expenditure – Intangible:
Not in production
- Main Pass 89	163	163
- Block 22/12 Beibu Gulf	933	896
- Moonshine, Onshore Louisiana	9,255	7,621
- Focus acquisition, Gulf of Mexico leases	9,616	—

	19,967	8,680

Liabilities
Rehabilitation provision:
- West Cameron 343	473	238
- West Cameron 352	194	86
- Main Pass 19 [1]	699	421
- Mobile Bay	301	—

	1,667	745

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
28. Interests in unincorporated joint operating arrangements (continued)

	Consolidated entity
	2006	2005
	US$’000	US$’000

The contribution of the consolidated entity’s joint operating arrangements to EBIT:
- West Cameron 343	(1,889)	1,756
- West Cameron 352	(1,353)	1,786
- Main Pass 19 [1]	7,277	—
- Block 22/12 Beibu Gulf	(309)	(337)
- Price Lake, Onshore Louisiana [2]	(12)	(8,471)

	3,714	(5,266)

The principal activity of all the joint operating arrangements is oil & gas exploration. Listed below is the name of each of the joint operating arrangements, and the percentage interest held in the joint operating arrangements, by the consolidated entity:

	Interest	Interest
	held	held
	2006	2005

Main Pass 89	—	30.00%
Main Pass 19[1]	55.00%	55.00%
West Cameron 343	75.00% to 100.00%	75.00% to 100.00%
West Cameron 352	56.25%	56.25%
Block 22/12 Beibu Gulf	25.00%	25.00%
Price Lake, Onshore Louisiana[2]	—	25.00%
Moonshine, Onshore Louisiana	50.00%	50.00%
Other Gulf of Mexico leases	25.00% to 50.00%	—

1	During the year, six wells were brought into production at Main Pass 19.

2	In 2005, the consolidated entity expensed the total cost incurred in respect of the Price Lake joint operating arrangement and subsequently relinquished its entire 25.0% interest.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
29. Wholly owned areas of interest
Included in the assets and liabilities of the consolidated entity are the following items which represent the consolidated entity’s wholly owned areas of interest:

	2006	2005
	US$’000	US$’000

Assets
Exploration, evaluation and development expenditure — Tangible:
Now in production at cost - Vermilion 258	38,209	34,400
Less: accumulated amortisation	(27,699)	(16,986)

	10,510	17,414

Not in production
Vermilion 246	14	14
Vermilion 257	600	130
Main Pass 18	10,421	932
Spare equipment	1,394	251

	12,429	1,327

Total exploration, evaluation and development expenditure — Tangible	22,939	18,741

Exploration and evaluation expenditure — Intangible :
Not in production
Vermilion 41	405	—
Vermilion 148	309	—
Vermilion 246	403	378
Vermilion 257	516	490
Main Pass 7	873	—
Main Pass 18	—	1,524
Main Pass 91	816	—
Main Pass 103	603	578

Total exploration and evaluation expenditure — Intangible	3,925	2,970

	2006	2005
	US$’000	US$’000

Liabilities
Rehabilitation provision:
- Vermilion 258	895	560
- Vermilion 257	1,000	—
- Main Pass 18	106	—

	2,001	560

	2006	2005
	US$’000	US$’000

The contribution of the consolidated entity’s areas of interest to EBIT:
- Vermilion 258	24,260	25,083
- Vermilion 257	(3,494)	—
- Main Pass 18	(259)	—

	20,507	25,083

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
30. Reconciliation of cash flows from operating activities

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Cash flows from operating activities
Profit for the period	5,104	9,507	904	50,608

Adjustments for:
Depreciation, depletion & amortisation and rehabilitation	20,923	15,678	22	26
Dry-hole and impairment expense	16,693	8,478	—	—
Net movement in provisions against investments and loans to controlled entities	—	—	(2)	(50,999)
Dividend income	—	—	(1,929)
Net foreign exchange losses	—	—	994	(806)
Net loss/(gain) on property, plant & equipment	(2)	—	—	—
Share-based payment expenses	429	84	429	84

Operating profit before changes in working capital and provisions	43,147	33,751	418	(1,087)

Decrease/(Increase) in receivables, prepayments and other assets	5,879	(6,336)	(1,820)	(586)
Decrease/(Increase) in deferred tax assets	2,944	(2,755)	—	—
(Decrease)/Increase in payables and provisions	(8,091)	12,173	321	8

Cash generated from the operations	43,879	36,833	(1,081)	(1,665)

Interest received	866	393	451	95
Dividend received	6	61	—	—
Interest paid	(158)	(23)	—	—
Income taxes paid	(200)	(200)	—	—

Net cash from operating activities	44,393	37,064	(630)	(1,570)

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
31. Related parties
The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive director	Executive director
D A Mortimer	T N Fern (Chairman and Managing Director)
P E Power

Executives

R A Keogh (President, Petsec Energy Inc.)
M Radabaugh (Vice President – Business Development and Planning, Petsec Energy Inc.) Commenced on 12 June 2006
D Swords (General Counsel/Corporate Secretary, Petsec Energy Inc.) Commenced on 26 October 2005
F Robertson (Chief Financial Officer, Petsec Energy Ltd)
C Jones (Company Secretary and General Manager – Corporate, Petsec Energy Ltd)
P Kallenberger (Vice President – Exploration, Petsec Energy Inc.) Resigned in 2006
N Fakier (Vice President – Operations, Petsec Energy Inc.) Retired in 2006
Key management personnel compensation
The key management personnel compensation included in personnel expenses (see note 6) is as follows:

	Consolidated		The Company
	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000

Wages and salaries	611	560	76	76
Service agreements for executives	463	603	463	603
Contract labour	—	—	—	—
Employee short-term incentive cash bonus	89	234	—	—
Superannuation & 401(k) plans	106	31	83	7
Share-based payment compensation	241	27	241	27
Other benefits	53	69	23	30

	1,563	1,524	886	743

Individual directors and executives compensation disclosures
Information regarding individual directors and executive’s compensation and some equity instruments disclosures as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 are provided in the Remuneration Report section of the Directors’ Report on pages 17 to 26.
Apart from the details disclosed in this note, no director has entered into a material contract with the Company or consolidated entity since the end of the previous financial year and there were no material contracts involving directors’ interests existing at year-end.
Current non-executive directors are entitled to receive a retirement benefit which is equivalent to the remuneration received in the three years prior to retirement. Directors’ retirement obligations are presently US$235,000 in total.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
31. Related parties (continued)
Transactions with key management personnel
Key management personnel of the Company and their immediate relatives control approximately 18 percent of the voting shares of the Company. No loans were made to key management personnel during the year and no such loans were outstanding.
A number of key management personnel, or their personally related entities, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.
A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of those transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to unrelated entities on an arm’s length basis.
The aggregate amounts recognised during the year relating to key management personnel and their personally-related entities, were a total expense of US$662,700 (2005: US$633,250).
The consolidated entity holds unlisted shares in an investment fund of which Mr Mortimer is Chairman.
Assets and liabilities arising from the above related party transactions

	2006	2005
	US$’000	US$’000

Non-current assets
Other investments	410	402

Current liabilities
Related party payables	21	26

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
31. Related parties (continued)
Options and rights over equity instruments
The movement during the reporting period in the number of options over ordinary shares in Petsec Energy Ltd held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

							Vested and
	Held at	Granted			Held at		exercisable
	1	as			31	Vested	at 31
	January	compen-		Other	December	during	December
	2006	sation	Exercised	changes*	2006	the year	2006

Directors	—	—	—	—	—	—	—
Executives
R A Keogh	325,000	—	—	—	325,000	325,000	325,000
M Radabaugh	—	500,000	—	—	500,000	—	—
D Swords	250,000	—	—	—	250,000	62,500	62,500
F Robertson	—	225,000	—	—	225,000	—	—
C Jones	—	225,000	—	—	225,000	—	—
P Kallenberger	300,000	—	300,000	—	—	300,000	—
N Fakier	300,000	—	300,000	—	—	300,000	—

							Vested and
	Held at	Granted			Held at		exercisable
	1	as			31	Vested	at 31
	January	compen-		Other	December	during	December
	2005	sation	Exercised	changes*	2005	the year	2006

Directors	—	—	—	—	—	—	—

Executives
R A Keogh	1,250,000	—	925,000		325,000	325,000	—
P Kallenberger	1,125,000	—	825,000	—	300,000	300,000	—
N Fakier	600,000	—	300,000	—	300,000	300,000	—

*	Other changes represent options that expired or were forfeited during the year.
No options held by key management personnel are vested but not exercisable at 31 December 2005 or 2006.
No options were held by key management person related parties.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
31. Related parties (continued)
Movements in shares
The movement during the reporting period in the number of ordinary shares in Petsec Energy Ltd held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

				Sales/
	Held at		Received	Disposal of	Held at 31
	1 January		on exercise	relevant	December
	2006	Purchases	of options	interest	2006

Directors
T N Fern	26,882,498	—	—	* 2,063,198	24,819,300
D A Mortimer	610,068	—	—	—	610,068
P E Power	225,323	—	—	—	225,323
Executives
R A Keogh	925,000	—	—	75,000	850,000
M Radabaugh	—	—	—	—	—
D Swords	—	—	—	—	—
F Robertson	75,000	14,000	—	—	89,000
C Jones	100,000	50,000	—	—	150,000

*	Mr Fern ceased to have a relevant interest in companies which held these shares.

				Sales/
	Held at		Received	Disposal of	Held at 31
	1 January		on exercise	relevant	December
	2005	Purchases	of options	interest	2005

Directors
T N Fern	26,882,498	—	—	—	26,882,498
D A Mortimer	610,068	—	—	—	610,068
P E Power	225,323	—	—	—	225,323
Executives
R A Keogh	—	—	925,000	—	925,000
P Kallenberger	—	—	825,000	200,000	625,000
N Fakier	398,500	—	300,000	—	698,500
F Robertson	75,000	—	—	—	75,000
C Jones	—	100,000	—	—	100,000
No shares were granted to key management personnel during the reporting period as compensation in 2005 or 2006.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2006
32. Events subsequent to balance date
On 30 January 2007, the Company announced it had raised A$12 million by the issue of 5 million shares at A$2.40 per share under its Shareholder Share Purchase Plan.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Declaration
1	In the opinion of the directors of Petsec Energy Ltd (“the Company”):
(a)	the financial statements and notes and the remuneration disclosures that are contained in sections 19.1 to 19.4 of the Remuneration report in the Directors’ Report, set out on pages 32 to 83, are in accordance with the Corporations Act 2001 including:
(i)	giving a true and fair view of the financial position of the Company and the consolidated entity as at 31 December 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulation 2001; and
(b)	the remuneration disclosures that are contained in sections 19.1 to 19.4 of the Remuneration report in the Directors’ report comply with Australian Accounting Standard AASB 124 Related Party Disclosures;

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2	There are reasonable grounds to believe that the Company and the controlled entities identified in Note 25 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3	The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 31 December 2006.

Signed in accordance with a resolution of the directors:

T N Fern Director

Sydney, 27 February 2007

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Independent audit report to the members of Petsec Energy Ltd
Scope
The Financial Report and directors’ responsibility
The Financial Report comprises the income statements, balance sheets, statements of recognised income and expense, statements of cash flows, accompanying notes to the financial statements, and the directors’ declaration for both Petsec Energy Ltd (the “Company”) and Petsec Energy Ltd and its Controlled Entities (the “Consolidated Entity”), for the financial year ended 31 December 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that financial year.
As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives (“remuneration disclosures”), required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading “Remuneration report” in sections 19.1 to 19.4 of the Directors’ Report and not in the Financial Report.
The directors of the Company are responsible for the preparation and true and fair presentation of the Financial Report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Financial Report. The directors are also responsible for the remuneration disclosures contained in the Directors’ Report.
Audit approach
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Financial Report is free of material misstatement and that the remuneration disclosures comply with Australian Accounting Standard AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
We performed procedures to assess whether in all material respects the Financial Report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.
We formed our audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the Financial Report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Audit opinion
In our opinion
(1)	the Financial Report of Petsec Energy Ltd is in accordance with:
(a)	the Corporations Act 2001, including:
(i)	giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 31 December 2006 and of their performance for the financial year ended on that date; and

(ii)	complying with Australian Accounting Standards, and the Corporations Regulations 2001; and
(a)	other mandatory financial reporting requirements in Australia.
(2)	the remuneration disclosures that are contained in sections 19.1 to 19.4 of the Remuneration report in the Directors’ Report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.
KPMG
Nicola Davis
Partner
Sydney, 27 February 2007

PETSEC ENERGY LTD

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd
Date: March 06, 2007	By:	/s/ Craig H. Jones

Craig H. Jones Company Secretary

PETSEC ENERGY LTD